Filed by Synopsys, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934

Subject Company: Monolithic System Technology, Inc

Commission File No. 000-32929

SOURCE: Synopsys, Inc.

Thursday February 26, 2004, 5:00 pm Eastern Time

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT:

February 23, 2004

(Date of earliest event reported)

SYNOPSYS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	000-19807	56-1546236
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

700 East Middlefield Road

Mountain View, California

(Address of principal executive offices)

94043

(Zip Code)

(650) 584-5000

(Registrant’s telephone number, including area code)

ITEM 5.    OTHER EVENTS

On February 23, 2004, Synopsys, Inc., a Delaware corporation (“Synopsys”), Mountain Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Synopsys (“Acquisition Sub”), and Monolithic System Technology, Inc., a Delaware corporation (“MoSys”), entered into a definitive Agreement and Plan of Merger and Reorganization (the “Reorganization Agreement”) which contemplates the acquisition by Synopsys, through Acquisition Sub, of all of the outstanding common stock of MoSys in a two-step transaction comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of MoSys common stock for consideration valued at an aggregate of $13.50 per share of MoSys common stock (the “Offer”), followed by a merger of Acquisition Sub with and into MoSys (the “Merger”). In the Offer, each share of MoSys common stock validly tendered (and not withdrawn) would be converted into a combination of $6.75 in cash and a fraction of a share of Synopsys common stock having a value of $6.75 based on a formula set forth in the Reorganization Agreement. Synopsys has the right, at any time through the date two business days prior to the expiration date of the Offer (as it may be extended from time to time), to convert the Offer into an all-cash tender offer, in which case each share of MoSys common stock would be converted into $13.50 in cash. On February 23, 2004, Synopsys and MoSys issued a joint press release, which is filed as Exhibit 99.1 hereto and incorporated by reference herein, announcing the execution of the Reorganization Agreement.

The Reorganization Agreement provides that Acquisition Sub will commence the Offer as promptly as reasonably practicable after the date of the Reorganization Agreement. The obligation of Acquisition Sub to accept for exchange and deliver consideration for shares of MoSys common stock validly tendered in the Offer (and not withdrawn) is subject to the conditions set forth in Exhibit B to the Reorganization Agreement.

The Reorganization Agreement further provides that following the successful completion of the Offer (and if necessary the adoption of the Merger Agreement by the holders of a majority of MoSys’ outstanding shares), and provided that there is no injunction or other order preventing the consummation of the Merger and no legal requirement that makes consummation of the Merger illegal, Acquisition Sub will be merged with and into MoSys, and MoSys will become a wholly-owned subsidiary of Synopsys. Upon consummation of the Merger, each then-outstanding share of MoSys common stock will be converted into the same combination of cash and stock of Synopsys (or cash only, if Synopsys shall have previously elected to convert the Offer into an all-cash tender offer) as was applicable in the Offer.

The summary of the Reorganization Agreement in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the Reorganization Agreement attached hereto as Exhibit 2.1.

In order to induce Synopsys to enter into the Reorganization Agreement, certain of MoSys’ directors and executive officers and certain additional stockholders of MoSys collectively owning approximately 29% of the outstanding shares of MoSys’ common stock have entered into stockholder agreements with Synopsys and Acquisition Sub pursuant to which such persons have agreed, in their respective capacities as stockholders of MoSys, to tender all of their shares of MoSys common stock, as well as any additional shares of MoSys common stock which they may acquire (pursuant to MoSys stock options or otherwise), to Acquisition Sub in the Offer. The parties to those stockholder agreements have also agreed to vote all of their shares of MoSys common stock in favor of the Merger, the execution and delivery by MoSys of the Reorganization Agreement and the adoption of the Reorganization Agreement.

The summary of the stockholder agreements in this Current Report on Form 8-K is qualified in its entirety by reference to the full text of the form of stockholder agreement attached hereto as Exhibit 2.2.

ITEM 7.	FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

Exhibit Number		Description

2.1		Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc., and Monolithic System Technology, Inc.

2.2		Form of Stockholder Agreement

99.1	*	Joint Press Release, issued by Synopsys, Inc. and Monolithic System Technology, Inc., on February 23, 2004

*	Incorporated by reference to the filing made by Synopsys, Inc., under Rule 425 on February 24, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYNOPSYS, INC.
(registrant)

/s/ TED W. CHAN
Ted W. Chan Assistant Secretary

Date: February 26, 2004

Exhibits

Exhibit Number		Description

2.1		Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc., a wholly-owned subsidiary of Synopsys, Inc., and Monolithic System Technology, Inc.

2.2		Form of Stockholder Agreement

99.1	*	Joint Press Release, issued by Synopsys, Inc. and Monolithic System Technology, Inc., on February 23, 2004

*	Incorporated by reference to the filing made by Synopsys, Inc., under Rule 425 on February 24, 2004

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among:

SYNOPSYS, INC.,

a Delaware corporation;

MOUNTAIN ACQUISITION SUB, INC.,

a Delaware corporation; and

MONOLITHIC SYSTEM TECHNOLOGY, INC.,

a Delaware corporation

Dated as of February 23, 2004

i

TABLE OF CONTENTS

(CONTINUED)

ii

TABLE OF CONTENTS

(CONTINUED)

iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (“Agreement”) is made and entered into as of February 23, 2004, by and among: SYNOPSYS, INC., a Delaware corporation (“Parent”); MOUNTAIN ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and MONOLITHIC SYSTEM TECHNOLOGY, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent, Acquisition Sub and the Company have determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth in this Agreement.

B. In furtherance of the contemplated acquisition of the Company by Parent, it is proposed that Acquisition Sub make an exchange offer to acquire all of the issued and outstanding shares of Company Common Stock upon the terms and subject to the conditions set forth in this Agreement. (Such exchange offer, as it may be amended from time to time, and as it may be modified to reflect the election referred to in Section 1.1(b) (if such election is made), is referred to in this Agreement as the “Offer.”)

C. If Acquisition Sub does not make the election referred to in Section 1.1(b) (the election referred to in Section 1.1(b) being referred to in this Agreement as the “All-Cash Election”), then each share of Company Common Stock accepted for exchange pursuant to the Offer will be exchanged for (i) $6.75, net to the seller in cash (the “Exchange Offer Cash Amount”), and (ii) a fraction of a share of Parent Common Stock having a numerator equal to the Exchange Offer Cash Amount and having a denominator equal to the Parent Average Stock Price (the “Applicable Fraction”). If Acquisition Sub makes the All-Cash Election, then the Offer will become a cash tender offer and Acquisition Sub will pay $13.50, net to the seller in cash (the “All-Cash Dollar Amount”), for each share of Company Common Stock accepted for payment pursuant to the Offer.

D. It is further proposed that, after acquiring shares of Company Common Stock pursuant to the Offer, Acquisition Sub merge into the Company upon the terms and subject to the conditions set forth in this Agreement (the merger of Acquisition Sub into the Company being referred to in this Agreement as the “Merger”).

E. If Acquisition Sub does not make the All-Cash Election, then (a) following the Merger, Parent has agreed to adopt an agreement and plan of merger and reorganization pursuant to which the Surviving Corporation (as defined in Section 2.1) will merge into Parent or, at Parent’s election, into a wholly owned subsidiary of Parent (the merger of the Surviving Corporation into Parent or a wholly owned subsidiary of Parent being referred to in this Agreement as the “Second Merger”), with Parent or such subsidiary being the surviving corporation of the Second Merger, and (b) it is intended that the Offer, the Merger and the Second Merger would together qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

F. In order to induce Parent and Acquisition Sub to enter into this Agreement and to consummate the Contemplated Transactions, concurrently with the execution and delivery of this Agreement certain stockholders of the Company are executing and delivering stockholder agreements in favor of Parent and Acquisition Sub (the “Stockholder Agreements”).

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1. THE OFFER

1.1 Conduct of the Offer.

(a) Acquisition Sub shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as promptly as reasonably practicable after the date of this Agreement (and shall use reasonable efforts to commence the Offer within ten business days after the public announcement of the terms of this Agreement); provided, however, that (i) Acquisition Sub shall not be required to commence the Offer if any of the conditions set forth in clauses “(d),” “(j),” “(n),” “(p)” and “(q)” of Exhibit B shall not then be satisfied, (ii) if any of the conditions set forth in clauses “(a),” “(b),” “(c),” “(k),” “(l),” “(m)” and “(o)” of Exhibit B shall not then be satisfied, then Acquisition Sub shall not be required to commence the Offer until such time as each of said conditions is satisfied (at which time the Offer shall be commenced unless Acquisition Sub is not then required to commence the Offer by virtue of clause “(i),” clause “(iii)” or clause “(iv)” of this proviso), (iii) Acquisition Sub shall not be required to commence the Offer if an event shall have occurred or a circumstance shall exist that, in the reasonable judgment of Parent, would make any of the conditions set forth in Exhibit B incapable of being satisfied on or prior to the expiration date of the Offer (as it may be extended pursuant to Section 1.1(e)), and (iv) Acquisition Sub shall not be required to commence the Offer if the Company shall not be prepared to file immediately with the SEC, and to disseminate to holders of shares of Company Common Stock, the Schedule 14D-9 (as defined in Section 1.2(c)). (The date on which Acquisition Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act, is referred to in this Agreement as the “Offer Commencement Date.”)

(b) Acquisition Sub may make the All-Cash Election at any time (whether before or after commencement of the Offer), but in no event less than two business days prior to the expiration date of the Offer (as it may be extended pursuant to Section 1.1(e)). To make the All-Cash Election, Acquisition Sub shall cause to be issued a press release disclosing that Acquisition Sub is changing the Offer from an exchange offer to a cash tender offer pursuant to the provisions of this Agreement. Acquisition Sub shall cause a copy of such press release to be provided to the Company promptly after it is issued. Notwithstanding anything to the contrary contained in this Agreement, if Acquisition Sub makes the All-Cash Election, then (i) all obligations of Parent and Acquisition Sub with respect to the Registration Statement (as defined in Section 1.1(g)), with respect to the Preliminary Prospectus (as defined in Section 1.1(g)) and with respect to the Post-Effective Amendment shall terminate and cease to be of any force or effect, and neither Parent nor Acquisition Sub shall have any liability with respect thereto, (ii) all obligations of Parent and Acquisition Sub with respect to the issuance, delivery and listing of shares of Parent Common Stock shall terminate and shall cease to be of any force or effect, and neither Parent nor Acquisition Sub shall have any liability with respect thereto, and (iii) the representations and warranties set forth in Sections 4.2 and 4.3, and the representations and warranties set forth in Section 4.8 (as they relate to the Registration Statement and the Post-Effective Amendment), shall cease to be of any force or effect, and neither Parent nor Acquisition Sub shall have any liability with respect thereto. The All-Cash Election, once made by Acquisition Sub, shall be irrevocable, and thereafter Acquisition Sub will pay only the All-Cash Dollar Amount for each share of Company Common Stock validly tendered and accepted for payment in the Offer, and the Per Share Consideration shall be only the All-Cash Dollar Amount.

(c) The obligation of Acquisition Sub to accept for exchange or payment (and the obligation of Parent to cause Acquisition Sub to accept for exchange or payment) shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer shall be subject only to (i) the condition (the “Minimum Condition”) that there shall be validly tendered (and not withdrawn) a number of shares of Company Common Stock that, together with any shares of Company Common Stock owned by Parent or Acquisition Sub immediately prior to the acceptance for exchange or payment of shares of Company Common Stock pursuant to the Offer, represents more than 50% of the Adjusted Outstanding Share Number (as defined below) and (ii) the other conditions set forth in Exhibit B. (The Minimum Condition and the other conditions set forth in Exhibit B are referred to collectively as the “Offer Conditions.”) For purposes of this Agreement, the “Adjusted Outstanding Share Number” shall be the sum of (1) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the acceptance of shares of Company Common Stock for exchange or payment pursuant to the Offer, plus (2) the aggregate number of shares of Company Common Stock issuable upon the exercise of all vested options, warrants and other rights to acquire Company Common Stock that are outstanding immediately prior to the acceptance of shares of Company Common Stock for exchange or payment pursuant to the Offer.

(d) Acquisition Sub expressly reserves the right, in its sole discretion, to (i) increase the Per Share Consideration and (ii) waive or make any other changes to the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company: (A) the Minimum Condition may not be amended or waived; (B) except in connection with the All-Cash Election, no change may be made to the Offer that changes the form of consideration to be delivered by Acquisition Sub pursuant to the Offer or decreases any component of the Per Share Consideration; and (C) no change may be made to the Offer that (1) decreases the number of shares of Company Common Stock sought to be purchased by Acquisition Sub in the Offer, (2) imposes conditions to the Offer in addition to the Offer Conditions, or (3) except as provided in Section 1.1(e), extends the expiration date of the Offer beyond the initial expiration date of the Offer. Subject to the terms and conditions of the Offer and this Agreement, Acquisition Sub shall, and Parent shall cause Acquisition Sub to, (x) accept for exchange or payment all shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer as soon as practicable after Acquisition Sub is permitted to do so under applicable Legal Requirements and (y) deliver the Per Share Consideration in exchange for each share of Company Common Stock accepted for exchange or payment pursuant to the Offer.

(e) The Offer shall initially be scheduled to expire 20 business days following the Offer Commencement Date (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act). Notwithstanding anything to the contrary contained in this Agreement, but subject to the parties’ respective termination rights under Section 8.1: (i) if, on any date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, Acquisition Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer, on one or more occasions for an additional period of up to 20 business days per extension, to permit such Offer Condition to be satisfied; (ii) Acquisition Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer; (iii) if Acquisition Sub makes the All-Cash Election, then Acquisition Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer for a period of 10 business days after the date on which materials disclosing that Acquisition Sub has made the All-Cash Election are disseminated to the Company’s stockholders; (iv) if, on any date as of which the Offer is scheduled to expire, the Minimum Condition is satisfied but the sum of the number of shares of Company Common Stock that have been validly tendered (and not withdrawn) pursuant to the Offer and the number of shares of Company Common Stock owned by Parent or Acquisition Sub is less than 90% of the number of shares of Company Common Stock outstanding, then Acquisition Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer for one additional period of not more than 10 business days; provided, however, that if Acquisition Sub extends the Offer pursuant to this clause “(iv),” thereafter the obligation of Acquisition Sub to accept for exchange or payment, and to deliver consideration in exchange for, shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer shall be subject only to the conditions set forth in clauses “(e),” “(f)” and “(j)” of Exhibit B; and (v) Acquisition Sub may, in its discretion (and without the consent of the Company or any other Person), elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 under the Exchange Act. Subject to the parties’ respective termination rights under Section 8.1, if (A) each the Offer Conditions set forth in clauses “(a),” “(b),” “(c),” “(d),” “(j),” “(k),” “(l),” “(m),” “(n),” “(o),” “(p)” and “(q)” of Exhibit B is satisfied or has been waived on any date as of which the Offer is scheduled to expire, or Acquisition Sub reasonably determines that all of such Offer Conditions are likely to be satisfied within 15 business days after such date, and (B) any of the other Offer Conditions is not satisfied and has not been waived on such date, then, to the extent requested in writing by the Company no less than two business days prior to such date, Acquisition Sub shall extend the Offer beyond such date for an additional period of up to 20 business days, provided that in no event shall Acquisition Sub be required to extend the Offer to a date later than July 31, 2004.

(f) No fractional shares of Parent Common Stock shall be issued in connection with the Offer, and no certificates or scrip for any such fractional shares shall be issued in connection with the Offer. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock in the Offer (after aggregating all fractional shares of Parent Common Stock issuable to such holder in the Offer) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing trading price of a share of Parent Common Stock as reported on the Nasdaq National Market on the trading day immediately before the Acceptance Date.

(g) As soon as practicable after the date of this Agreement, unless the All-Cash Election shall have been made, Parent shall prepare and file with the SEC a registration statement on Form S-4 to register the offer and sale of Parent Common Stock pursuant to the Offer (the “Registration Statement”). The Registration Statement will include a preliminary prospectus containing the information required under Rule 14d-4(b) under the Exchange Act (the “Preliminary Prospectus”). On the Offer Commencement Date, Parent and Acquisition Sub shall: (i) cause to be filed with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which will contain or incorporate by reference the Preliminary Prospectus and forms of the related letter of transmittal and summary advertisement (such Tender Offer Statement on Schedule TO and all exhibits, amendments and supplements thereto being referred to collectively in this Agreement as the “Offer Documents”); and (ii) cause the Offer Documents to be disseminated to holders of shares of Company Common Stock to the extent required by applicable federal securities laws. Parent and Acquisition Sub shall use reasonable efforts to cause the Registration Statement and the Offer Documents and the to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations thereunder. The Company and its counsel shall be given reasonable opportunity to review and comment on the Registration Statement and the Offer Documents (including all amendments and supplements thereto) prior to the filing thereof with the SEC. Parent and Acquisition Sub shall promptly provide the Company and its counsel with a copy or a description of any comments received by Parent, Acquisition Sub or their counsel from the SEC or its staff with respect to the Registration Statement or the Offer Documents. Each of Parent and Acquisition Sub shall use reasonable efforts to respond promptly to any comments of the SEC or its staff with respect to the Registration Statement, the Offer Documents or the Offer. To the extent required by the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations thereunder, each of Parent, Acquisition Sub and the Company shall use reasonable efforts (1) to correct promptly any information provided by it for use in the Registration Statement or the Offer Documents to the extent such information shall have become false or misleading in any material respect and (2) to take all steps necessary to promptly cause the Registration Statement and the Offer Documents, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of shares of Company Common Stock. The Company shall promptly furnish to Parent and Acquisition Sub all information concerning the Acquired Corporations and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(g). Parent shall use reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as possible after its filing and to maintain its effectiveness for so long as shall be required for the issuance of Parent Common Stock pursuant to the Offer and the Merger. Following the time the Registration Statement is declared effective, Parent shall file the final prospectus included therein under Rule 424(b) under the Securities Act.

(h) If, between the date of this Agreement and the date on which any particular share of Company Common Stock is accepted for exchange or payment pursuant to the Offer, the outstanding shares of either Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Consideration shall be adjusted to the extent appropriate.

1.2 Company Actions.

(a) The Company consents to the Offer and represents and warrants to Parent and Acquisition Sub that the Company’s board of directors, at a meeting duly called and held, has by the unanimous vote of all directors of the Company (i) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are in the best interests of the Company’s stockholders, (ii) approved and adopted this Agreement and approved the Contemplated Transactions, including the Offer and the Merger, in accordance with the requirements of the Delaware General Corporation Law (“DGCL”), (iii) declared that this Agreement is advisable, (iv) resolved to recommend that stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt this Agreement (the recommendation of the Company’s board of directors that the stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt this Agreement being referred to as the “Company Board Recommendation”), and (v) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any restriction set forth in any state takeover law or similar Legal Requirement that might otherwise apply to the Stockholder Agreements, the Offer, the Merger or any of the other Contemplated Transactions. Subject to Section 1.2(b): (1) the Company consents to the inclusion of the Company Board Recommendation in the Offer Documents; and (2) the Company agrees that the Company Board Recommendation shall not be withdrawn or modified in a manner adverse to Parent or Acquisition Sub, and that no resolution of the board of directors of the Company or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or Acquisition Sub shall be adopted or proposed.

(b) Notwithstanding anything to the contrary contained in Section 1.2(a), the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent and Acquisition Sub at any time prior to the Acceptance Date if: (i) an unsolicited, bona fide written offer by a third party to purchase (whether by tender offer, merger, consolidation, business combination, reorganization or similar transaction) all of the outstanding shares of Company Common Stock (other than shares of Company Common Stock already held by such third party) is made to the Company and is not withdrawn; (ii) the Company’s board of directors determines in good faith (after taking into account the advice of an independent financial advisor of nationally recognized reputation) that such offer constitutes a Superior Offer; (iii) the Company’s board of directors determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that, in light of such Superior Offer, the withdrawal or modification of the Company Board Recommendation in a manner adverse to Parent or Acquisition Sub is required in order for the Company’s board of directors to comply with its fiduciary obligations to the Company’s stockholders under applicable Legal Requirements; and (iv) neither the Company nor any of its Representatives shall have breached any of the provisions set forth in Section 5.3 in any material respect.

(c) As promptly as practicable on the Offer Commencement Date, the Company shall file with the SEC and (following or contemporaneously with the dissemination of the Offer Documents to holders of shares of Company Common Stock to the extent required by applicable federal securities laws) disseminate to holders of shares of Company Common Stock a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) that, subject only to Section 1.2(b), shall reflect the Company Board Recommendation. The Company shall use reasonable efforts to cause the Schedule 14D-9 to comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder and with all other applicable Legal Requirements. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any amendment or supplement thereto) prior to the filing thereof with the SEC. The Company shall promptly provide Parent and its counsel with a copy or a description of any comments received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, and the Company shall respond promptly to any such comments. To the extent required by the applicable requirements of the Exchange Act and the rules and regulations thereunder or by other Legal Requirements, (i) each of Parent, Acquisition Sub and the Company shall use reasonable efforts to promptly correct any information provided by it for use in the Schedule 14D-9 to the extent that such information shall have become false or misleading in any material respect, and (ii) the Company shall take all steps necessary to cause the Schedule 14D-9, as supplemented or amended to correct such information, to be filed with the SEC and to be disseminated to holders of shares of Company Common Stock. Parent and Acquisition Sub shall promptly furnish to the Company all information concerning Parent or Acquisition Sub that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(c).

(d) The Company shall promptly provide to Parent (i) a list of the Company’s stockholders as well as mailing labels and any available listing or computer file containing the names and addresses of all record holders of shares of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories, in each case accurate and complete as of the most recent practicable date, and (ii) such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer or the Merger. Except as may be required by applicable Legal Requirements or legal process, and except as may be necessary to disseminate the Offer Documents to holders of shares of Company Common Stock to the extent required by applicable federal securities laws, Parent and Acquisition Sub shall hold in confidence, in accordance with the terms of the Company/Parent Confidentiality Agreement, any information contained in any such labels, listings and files provided by the Company to Parent that constitutes “Confidential Information” of the Company within the meaning of the Company/Parent Confidentiality Agreement.

1.3 Directors.

(a) Effective upon the Acceptance Date and from time to time thereafter, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company’s board of directors determined by multiplying: (i) the total number of directors on the Company’s board of directors (giving effect to any increase in the size of the Company’s board of directors effected pursuant to this Section 1.3(a)); by (ii) a fraction having a numerator equal to the aggregate number of shares of Company Common Stock then beneficially owned by Parent or Acquisition Sub (including all shares of Company Common Stock accepted for exchange or payment pursuant to the Offer), and having a denominator equal to the total number of shares of Company Common Stock then issued and outstanding. The Company shall take all action necessary to cause Parent’s designees to be elected or appointed to the Company’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the Company’s board of directors. From and after the Acceptance Date, to the extent requested by Parent, the Company shall also use its best efforts to: (A) obtain and deliver to Parent the resignation of each individual who is an officer of any of the Acquired Corporations; and (B) cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (1) each committee of the Company’s board of directors and (2) the board of directors of each Subsidiary of the Company (and each committee thereof) that represents at least the same percentage as individuals designated by Parent represent on the board of directors of the Company. Notwithstanding the provisions of this Section 1.3, the Company shall use reasonable efforts to ensure that, at all times prior to the Effective Time, at least two of the members of the Company’s board of directors are individuals who were directors of the Company on the date of this Agreement (“Continuing Directors”); provided, however, that (1) if at any time prior to the Effective Time there shall be only one Continuing Director serving as a director of the Company for any reason, then the Company’s board of directors shall cause an individual selected by the remaining Continuing Director to be appointed to serve on the Company’s board of directors (and such individual shall be deemed to be a Continuing Director for all purposes under this Agreement), and (2) if at any time prior to the Effective Time no Continuing Directors remain on the Company’s board of directors, then the Company’s board of directors shall appoint two individuals who are not officers, employees or affiliates of the Company, Parent or Acquisition Sub to serve on the Company’s board of directors (and such individuals shall be deemed to be Continuing Directors for all purposes under this Agreement).

(b) The Company’s obligation to cause Parent’s designees to be elected or appointed to the Company’s board of directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) of the Exchange Act and Rule 14f-1 thereunder require in order to fulfill its obligations under this Section 1.3, so long as Parent shall have provided to the Company the information with respect to Parent and its nominees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The provisions of this Section 1.3 are in addition to, and shall not limit, any right that Acquisition Sub, Parent or any affiliate of Acquisition Sub or Parent may have (with respect to the election of directors or otherwise) under applicable Legal Requirements as a holder or beneficial owner of shares of Company Common Stock.

(c) Following the election or appointment of Parent’s designees to the Company’s board of directors pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize any Adverse Action (as defined below). For purposes of this Section 1.3(c), “Adverse Action” shall mean any of the following actions of the Company, to the extent the action in question could reasonably be expected to affect adversely the holders of shares of Company Common Stock (other than Parent or Acquisition Sub): (i) any action by the Company with respect to any amendment or waiver of any term or condition of this Agreement, the Merger or the certificate of incorporation or bylaws of the Company; (ii) any termination of this Agreement or the Merger by the Company; (iii) any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Acquisition Sub, or any waiver or assertion of any of the Company’s rights under this Agreement; or (iv) any other consent or action by the Company’s board of directors with respect to this Agreement or the Merger. The approval of any Adverse Action by a majority of the Continuing Directors shall constitute the valid authorization of the Company’s board of directors with respect to such Adverse Action, and no other action on the part of the Company or by any other director of the Company shall be required to authorize such Adverse Action.

1.4 Top-Up Option.

(a) The Company grants to Parent and Acquisition Sub an assignable and irrevocable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares of Company Common Stock equal to the lesser of (i) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent or Acquisition Sub at the time of exercise of the Top-Up Option, constitutes 91% of the number of shares of Company Common Stock that would be outstanding immediately after the issuance of all shares of Company Common Stock subject to the Top-Up Option or (ii) the aggregate number of shares of Company Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option.

(b) The Top-Up Option may be exercised by Parent or Acquisition Sub, in whole or in part, at any time on or after the Acceptance Date, provided that the number of shares of Company Common Stock beneficially owned by Parent or Acquisition Sub immediately prior to the time of exercise of the Top-Up Option constitutes at least 70% of the number of shares of Company Common Stock then outstanding. Except as otherwise provided in Section 1.4(c), (i) if the All-Cash Election shall not have been made, the aggregate purchase price payable for the shares of Company Common Stock being purchased by Parent or Acquisition Sub pursuant to the Top-Up Option shall consist of a combination of a cash payment and shares of Parent Common Stock, and (ii) if the All-Cash Election shall have been made, the aggregate purchase price payable for the shares of Company Common Stock being purchased by Parent or Acquisition Sub pursuant to the Top-Up Option shall be payable in cash. Except as otherwise provided in Section 1.4(c), if the All-Cash Election shall not have been made, the aggregate amount of cash payable to the Company in respect of the shares of Company Common Stock being purchased by Parent or Acquisition Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares of Company Common Stock by the Exchange Offer Cash Amount, and the aggregate number of shares of Parent Common Stock deliverable to the Company for the shares of Company Common Stock being purchased by

Parent or Acquisition Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares of Company Common Stock by the Applicable Fraction, and rounding up to the next whole share. Except as otherwise provided in Section 1.4(c), if the All-Cash Election shall have been made, the aggregate amount of cash payable to the Company in respect of the shares of Company Common Stock being purchased by Parent or Acquisition Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such shares of Company Common Stock by the All-Cash Dollar Amount.

(c) Notwithstanding anything to the contrary contained in Section 1.4(b), in lieu of paying cash (or paying cash and delivering shares of Parent Common Stock) to the Company as consideration for the shares of Company Common Stock being purchased pursuant to the Top-Up Option as described in Section 1.4(b), Parent or Acquisition Sub may (i) pay to the Company in cash the aggregate par value of such shares of Company Common Stock, and (ii) execute and deliver to the Company a promissory note having a principal amount equal to: (A) the amount determined by multiplying (1) the number of shares of Company Common Stock being purchased by Parent or Acquisition Sub pursuant to the Top-Up Option by (2) the All-Cash Dollar Amount (whether or not the All-Cash Election shall have been made); minus (B) the dollar amount of the cash payment made pursuant to clause “(i)” of this sentence. Any such promissory note shall bear interest at the rate of 3% per annum and shall mature on the first anniversary of the date of execution and delivery of such promissory note.

(d) In the event Parent or Acquisition Sub wishes to exercise the Top-Up Option, Parent or Acquisition Sub shall deliver to the Company a notice setting forth (i) the number of shares of Company Common Stock that Parent or Acquisition Sub intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Parent or Acquisition Sub intends to pay the applicable exercise price and (iii) the place and time at which the closing of the purchase of such shares of Company Common Stock by Parent or Acquisition Sub is to take place. At the closing of the purchase of such shares of Company Common Stock, Parent or Acquisition Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for such shares, and the Company shall cause to be issued to Parent or Acquisition Sub a certificate representing such shares.

Section 2. THE MERGER

2.1 Merger of Acquisition Sub into the Company. At the Effective Time (as defined in Section 2.3), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Acquisition Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”), and the separate corporate existence of Acquisition Sub shall cease.

2.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the properties, rights, privileges, immunities, powers and franchises of the Company and Acquisition Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Acquisition Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

2.3 Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California, at 10:00 a.m. on a date to be designated by Parent (the “Closing Date”), which shall be no later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7. Subject to the provisions of this Agreement, Parent, Acquisition Sub and the Company shall cause the Merger to be consummated by causing a certificate of merger complying with Section 251 of the DGCL (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware on the Closing Date. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware (the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety immediately after the Effective Time to conform to the Certificate of Incorporation of Acquisition Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “Monolithic System Technology, Inc.”;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors and officers of Acquisition Sub immediately prior to the Effective Time.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(i) any shares of Company Common Stock then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any shares of Company Common Stock then held by Parent, Acquisition Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Sections 2.5(b), 2.5(c), 2.5(d) and 2.7, each share of Company Common Stock then outstanding shall be converted into the right to receive (upon the proper surrender of the certificate representing such share) the Per Share Consideration; and

(iv) each share of the common stock, $0.01 par value per share, of Acquisition Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding shares of either Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Per Share Consideration shall be adjusted to the extent appropriate.

(c) If any share of Company Common Stock outstanding immediately prior to the Effective Time is unvested or is subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with the Company or under which the Company has any rights, then the Per Share Consideration deliverable with respect thereto pursuant to Section 2.5(a)(iii) will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition. The Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

(d) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued in connection with the Merger. Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock in the Merger (after aggregating all fractional shares of Parent Common Stock issuable to such holder in the Merger) shall, in lieu of such fraction of a share and upon surrender of such holder’s Stock Certificate(s) (as defined in Section 2.6(b)), be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing trading price of a share of Parent Common Stock as reported on the Nasdaq National Market on the trading day immediately before the date on which the Merger becomes effective.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company to act as exchange agent in the Merger (the “Exchange Agent”). As soon as practicable after the Effective Time, Parent shall deposit with the Exchange Agent (i) cash in an amount equal to the cash payable pursuant to Section 2.5(a)(iii), (ii) certificates representing any shares of Parent Common Stock issuable pursuant to Section 2.5(a)(iii) and (iii) cash sufficient to make any payments in lieu of fractional shares of Parent Common Stock in accordance with Section 2.5(d), in each case assuming no holder of Company Common Stock perfects appraisal rights under Section 262 of the DGCL. The cash amounts and any shares of Parent Common Stock so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.” The cash in the Exchange Fund shall be invested by the Exchange Agent as directed by Parent in money market funds or similar short-term liquid investments.

(b) As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to the Persons who, immediately prior to the Effective Time, were record holders of certificates representing shares of Company Common Stock (“Stock Certificates”) (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Stock Certificates shall be effected, and risk of loss and title to Stock Certificates shall pass, only upon delivery of such Stock Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of Stock Certificates. Upon surrender of a Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Stock Certificate shall be entitled to receive in exchange therefor the consideration deliverable to such holder pursuant to Section 2.5(a)(iii) and any cash payment in lieu of a fractional share of Parent Common Stock in accordance with Section 2.5(d), and (B) the Stock Certificate so surrendered shall be canceled. Until surrendered as contemplated by this Section 2.6(b), each Stock Certificate shall be deemed, from and after the Effective Time, to represent solely the right to receive the Per Share Consideration for each share of Company Common Stock formerly evidenced by such Stock Certificate. If any Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the delivery of any consideration with respect thereto, require the owner of such lost, stolen or destroyed Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Exchange Agent, Parent or the Surviving Corporation with respect to such Stock Certificate.

(c) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Stock Certificate with respect to any shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Stock Certificate in accordance with this Section 2.6 (at which time such holder shall be entitled, subject to the effect of applicable escheat or similar laws, to receive all such dividends and distributions, without interest).

(d) Any portion of the Exchange Fund that remains undistributed to holders of Stock Certificates as of the date 180 days after the date on which the Merger becomes effective shall be delivered to Parent upon demand, and any holders of Stock Certificates who have not theretofore surrendered their Stock Certificates in accordance with this Section 2.6 shall thereafter look only to Parent for satisfaction of their claims for delivery of consideration in connection with the Merger. Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of Company Common Stock or to any other Person with respect to any cash amounts or shares of Parent Common Stock delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

(e) At the Effective Time, holders of Stock Certificates that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company, and the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Stock Certificate is presented to the Surviving Corporation or Parent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in this Section 2.6.

(f) Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of Company Common Stock pursuant to this Agreement such amounts as Parent or the Surviving Corporation determines in good faith may be required to be deducted or withheld therefrom under the Code or any provision of state, local or foreign Tax law or under any other Legal Requirement. To the extent any such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(g) If any Stock Certificate has not been surrendered by the earlier of (i) the fifth anniversary of the date on which the Merger becomes effective or (ii) the date immediately prior to the date on which the consideration that such Stock Certificate represents the right to receive would otherwise escheat to or become the property of any Governmental Body, then such consideration shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.

2.7 Appraisal Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, any share of Company Common Stock that, as of the Effective Time, is held by a holder who has, as of the Effective Time, preserved such holder’s appraisal rights under Section 262 of the DGCL with respect to such share shall not be converted into or represent the right to receive the Per Share Consideration in accordance with Section 2.5(a)(iii), and the holder of such share shall be entitled only to such rights as may be granted to such holder pursuant to Section 262 of the DGCL with respect to such share; provided, however, that if such appraisal rights shall not be perfected or the holder of such share shall otherwise lose such holder’s appraisal rights with respect to such share, then, as of the later of the Effective Time or the time of the failure to perfect such rights or the loss of such rights, such share shall automatically be converted into and shall represent only the right to receive (upon the surrender of the Stock Certificate representing such share) the Per Share Consideration in accordance with Section 2.5(a)(iii).

(b) The Company shall give Parent (i) prompt notice of (A) any written demand received by the Company prior to the Effective Time to require the Company to purchase shares of Company Common Stock pursuant to Section 262 of the DGCL and (B) any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL, and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand, notice or instrument. Without limiting the generality of the foregoing, the Company shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand unless Parent shall have consented in writing to such payment or settlement offer.

2.8 Tax Consequences. For federal income tax purposes, assuming that the All-Cash Election is not made, the Offer, the Merger and the Second Merger together are intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

2.9 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Acquisition Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Acquisition Sub, in the name of the Company and otherwise) to take such action.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Acquisition Sub as follows:

3.1 Subsidiaries; Due Organization; Etc.

(a) The Company has no Subsidiaries, except for the corporations identified in Part 3.1(a)(i) of the Disclosure Schedule; and neither the Company nor any of the other corporations identified in Part 3.1(a)(i) of the Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a)(ii) of the Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. None of the Acquired Corporations has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b) Each of the Acquired Corporations is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(c) Each of the Acquired Corporations is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of the respective Acquired Corporations, including all amendments thereto.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 120,000,000 shares of Company Common Stock, of which 30,767,544 shares were issued and outstanding as of February 20, 2004; and (ii) 20,000,000 shares of Preferred Stock, $.01 par value per share, of which no shares have been issued or are outstanding. Except as set forth in Part 3.3(a)(i) of the Disclosure Schedule, the Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. There are no shares of Company Common Stock held by any of the other Acquired Corporations. Except as set forth in Part 3.3(a)(ii) of the Disclosure Schedule: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company; and (iii) there is no Acquired Corporation Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock. Part 3.3(a)(iii) of the Disclosure Schedule describes all repurchase rights held by the Company with respect to shares of Company Common Stock (whether such shares were issued pursuant to the exercise of Company Options or otherwise).

(b) As of the date of this Agreement: (i) 120,000 shares of Company Preferred Stock, designated as Series AA Preferred Stock, are reserved for future issuance upon exercise of the Company Rights; (ii) no shares of Company Common Stock are subject to issuance pursuant to stock options granted and outstanding under the Company’s 1992 Stock Option Plan (the “1992 Plan”); (iii) 3,206,456 shares of Company Common Stock are subject to issuance pursuant to stock options granted and outstanding under the Company’s 1996 Stock Plan (the “1996 Plan”); (iv) 1,166,499 shares of Company Common Stock are subject to issuance pursuant to stock options granted and outstanding under the Company’s 2000 Employee Stock Option Plan (the “2000 Plan” and, together with the 1992 Plan and the 1996 Plan, the “Company Option Plans”); and (v) 365,613 shares of Company Common Stock are reserved for future issuance pursuant to the Company’s 2000 Employee Stock Purchase Plan (the “ESPP”). (Options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the Company Option Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted) are referred to in this Agreement as “Company Options.”) Part 3.3(b) of the Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the particular Company Option Plan (if any) pursuant to which such Company Option was granted; (ii) the name of the optionee; (iii) the number of shares of Company Common Stock subject to such Company Option; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, and the extent to which such Company Option is vested and exercisable as of the date of this Agreement; and (vii) the date on which such Company Option expires. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) accurate and complete copies of all stock option plans pursuant to which the Acquired Corporations have granted stock options, and the forms of all stock option agreements evidencing such options.

(c) Except as set forth in Part 3.3(b) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that has given rise to or provided a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of any of the Acquired Corporations.

(d) All outstanding shares of Company Common Stock, options, warrants and other securities of the Acquired Corporations have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

(e) All of the outstanding shares of capital stock of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and are owned beneficially and of record by the Company, free and clear of any Encumbrances.

3.4 SEC Filings; Financial Statements.

(a) The Company has delivered or made available to Parent accurate and complete copies of all Company SEC Documents. All statements, reports, schedules, forms and other documents required to have been filed by the Company or its officers with the SEC have been so filed on a timely basis. None of the Company’s Subsidiaries is required to file any documents with the SEC. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The Company maintains disclosure controls and procedures required by Rule 13a-15 under the Exchange Act as in effect on the date of this Agreement. Such controls and procedures are effective to ensure that all material information concerning the Acquired Corporations is made known on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. Except as disclosed in the Company SEC Documents, each director and officer of the Company has filed with or furnished to the SEC all statements required by Section 16(a) of the Exchange Act and the rules and regulations thereunder since January 1, 2001.

(c) The financial statements (including any related notes) contained in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby.

(d) The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) an accurate and complete copy of the Unaudited 2003 Year-End Financial Statements. The Unaudited 2003 Year-End Financial Statements: (i) were prepared in accordance with generally accepted accounting principles applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(c) were prepared; and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of December 31, 2003 and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the year then ended, except that the Unaudited 2003 Year-End Financial Statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount.

(e) Part 3.4(e) of the Disclosure Schedule lists, and the Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by any of the Acquired Corporations since January 1, 2001. The Company’s auditor, since the date of enactment of the Sarbanes-Oxley Act, has at all times since such date been (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and (iii) to the knowledge of the Company in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC thereunder and the Public Company Accounting Oversight Board. Part 3.4(e) of the Disclosure Schedule summarizes all non-audit services performed by the Company’s auditor for the Acquired Corporations since January 1, 2001.

3.5 Absence of Changes. Except as set forth in Part 3.5 of the Disclosure Schedule, since December 31, 2003:

(a) there has not been any Company Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, could reasonably be expected to have or result in a Company Material Adverse Effect;

(b) none of the Acquired Corporations has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (other than repurchases under the terms of and in accordance with employee equity incentive arrangements);

(c) none of the Acquired Corporations has sold, issued or granted, or authorized the issuance of, (i) any capital stock or other security (except for Company Common Stock issued upon the valid exercise of outstanding Company Options), (ii) any option, warrant or right to acquire any capital stock or any other security (except for Company Options identified in Part 3.3(b) of the Disclosure Schedule), or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

(d) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any of the Company’s stock option plans, (ii) any provision of any Contract evidencing any outstanding Company Option, or (iii) any restricted stock purchase agreement;

(e) there has been no amendment to the certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, and none of the Acquired Corporations has effected or been a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) none of the Acquired Corporations has received any Acquisition Proposal;

(g) none of the Acquired Corporations has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(h) none of the Acquired Corporations has made any capital expenditure on or prior to the date of this Agreement which, when added to all other capital expenditures made on behalf of the Acquired Corporations since December 31, 2003, exceeds $250,000 in the aggregate;

(i) except in the ordinary course of business and consistent with past practices, none of the Acquired Corporations has (i) entered into or permitted any of the assets owned or used by it to become bound by any Material Contract (as defined in Section 3.10), or (ii) amended or terminated, or waived any material right or remedy under, any Material Contract;

(j) none of the Acquired Corporations has (i) acquired, leased or licensed any material right or other material asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person, or (iii) waived or relinquished any right, except in each case for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

(k) except in the ordinary course of business and consistent with past practices, none of the Acquired Corporations has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(l) none of the Acquired Corporations has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with past practices;

(m) none of the Acquired Corporations has (i) lent money to any Person, or (ii) incurred or guaranteed any indebtedness for borrowed money;

(n) none of the Acquired Corporations has (i) adopted, established or entered into any Employee Plan (as defined in Section 3.17), (ii) caused or permitted any Employee Plan to be amended in any material respect, or

(iii) paid any bonus or made any profit-sharing or similar payment to, or materially increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than (x) increases granted prior to the date of this Agreement in annual salary or wage rates payable to employees of the Acquired Corporations that have been granted in the ordinary course of business consistent with past practices and at regularly scheduled times, and (y) with respect to bonus amounts accrued for and payable in the ordinary course of business consistent with past practices under bonus plans in existence prior to December 31, 2003 and disclosed to Parent;

(o) except for any such change required by reason of a change in Legal Requirements or a change in GAAP, none of the Acquired Corporations has changed any of its methods of accounting or accounting practices in any material respect;

(p) none of the Acquired Corporations has made any material Tax election;

(q) none of the Acquired Corporations has commenced or settled any Legal Proceeding other than with respect to routine collections matters initiated by any Acquired Corporation in the ordinary course of business;

(r) none of the Acquired Corporations has entered into any material transaction or taken any other material action that has had, or could reasonably be expected to have, a Company Material Adverse Effect;

(s) none of the Acquired Corporations has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with past practices; and

(t) none of the Acquired Corporations has agreed or committed to take any of the actions referred to in clauses “(c)” through “(s)” above.

3.6 Title to Assets. The Acquired Corporations own, and have good and valid title to, all assets purported by the Company to be owned by them, including: (i) all assets reflected on the Unaudited 2003 Year-End Balance Sheet (except for inventory or used or obsolete equipment sold or otherwise disposed of in the ordinary course of business since the date of the Unaudited 2003 Year-End Balance Sheet); and (ii) all other assets reflected in the books and records of the Acquired Corporations as being owned by the Acquired Corporations. All of said assets are owned by the Acquired Corporations free and clear of any Encumbrances, except for (1) any lien for current taxes not yet due and payable, (2) liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations, (3) liens arising in the ordinary course of business in favor of landlords pursuant to lease agreements that have been disclosed to Parent, and (4) liens described in Part 3.6 of the Disclosure Schedule.

3.7 Receivables; Inventories.

(a) All existing accounts receivable of the Acquired Corporations (including those accounts receivable reflected on the Unaudited 2003 Year-End Balance Sheet that have not yet been collected and those accounts receivable that have arisen since December 31, 2003 and have not yet been collected) (a) represent valid obligations of customers of the Acquired Corporations arising from bona fide transactions entered into in the ordinary course of business, (b) are current and, to the Company’s knowledge, will in the aggregate be collected in full when due, without any counterclaim or set off (net of an allowance for doubtful accounts calculated in accordance with generally accepted accounting principles applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(c) were prepared).

(b) The inventory of the Acquired Corporations reflected on the balance sheet forming a part of the Unaudited Financial Statements was, and the current inventory (the “Inventory”) of the Acquired Corporations is, in usable and saleable condition in the ordinary course of business and in the case of inventory reflected on such balance sheet at an amount not less than the amounts carried therein. The finished goods, work in progress, raw materials and other materials and supplies included in such Inventory are of a standard which is not lower than the generally accepted standard prevailing in the industries in which the business of each Acquired Corporation forms a part.

3.8 Real Property; Leasehold. None of the Acquired Corporations own any real property or any interest in real property, except for: (i) the leaseholds created under the real property leases identified in Part 3.8(a)(i) of the Disclosure Schedule; and (ii) the land described in Part 3.8(a)(ii) of the Disclosure Schedule to which the Company has good and marketable fee title and which is owned by the Company free and clear of any Encumbrances, except for the Encumbrances identified in Part 3.8(ii) of the Disclosure Schedule or that do not materially detract from the value of such leaseholds or property.

3.9 Intellectual Property.

(a) Registered IP. Part 3.9(a) of the Disclosure Schedule accurately identifies (i) each item of Registered IP in which any Acquired Corporation has an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise); (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) complete and accurate copies of all applications, material correspondence, and other material documents related to each such item of Registered IP.

(b) Inbound Licenses. Part 3.9(b) of the Disclosure Schedule (i) accurately identifies each Contract under which Intellectual Property Rights or Intellectual Property is licensed to any Acquired Corporation (other than any commercially available third-party software that (A) is licensed to the Acquired Corporations solely in executable or object code form pursuant to a non-exclusive, internal use software license, and (B) is not incorporated into, or used directly in the development, manufacturing, testing, distribution, or support of, any Acquired Corporations Product); and (ii) specifies whether the rights licensed to the Acquired Corporations are exclusive or non-exclusive. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) an accurate and complete copy of each Contract identified, or required to be identified, in Part 3.9(b) of the Disclosure Schedule.

(c) Outbound Licenses. Part 3.9(c) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in (i) any Intellectual Property Rights in any Acquired Corporation Products, (ii) any Acquired Corporation IP that is Registered IP, or (iii) any other Acquired Corporation IP that is material to the business of any Acquired Corporation. For each of the Contracts required to be identified as set forth above, Part 3.9(c) of the Disclosure Schedule identifies whether the rights granted are exclusive or nonexclusive. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) an accurate and complete copy of each Contract identified, or required to be identified, in Part 3.9(c) of the Disclosure Schedule. No Acquired Corporation is bound by, and no Acquired Corporation IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Corporation to use, exploit, assert, or enforce any Acquired Corporation IP, or compete or engage in any kind of business, anywhere in the world.

(d) Other Commercial and IP Agreements. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) a complete and accurate copy of (i) the most current version of the Acquired Corporations’ standard terms of sale of any semiconductor chip product; (ii) the Acquired Corporations’ standard purchase terms with all suppliers of parts or services related to semiconductor chip products, including development, manufacturing, testing, wafer-sorting, packaging, and assembly; (iii) all Contracts (other than those identified in Part 3.9(c) of the Disclosure Schedule) pursuant to which any Person has a currently enforceable or exercisable right to sublicense or otherwise transfer rights in any material Acquired Corporation IP to any other Person; (iv) each joint marketing, joint development, strategic alliance, and similar Contract to which any Acquired Corporation is a party and which is currently in effect; (v) each Contract that is currently in effect and provides for the sale or supply of memory chip products by any Acquired Corporation (other than individual purchase orders); and (vi) each distribution, reseller, sales representative, or other similar Contract for any Acquired Corporation Product that is currently in effect. Part 3.9(d) of the Disclosure Schedule accurately identifies each Contract described in clauses (iii), (iv), (v) and (vi) above.

(e) Ownership Free and Clear. The Acquired Corporations exclusively own all right, title, and interest to and in the Acquired Corporation IP (other than Intellectual Property Rights licensed to the Acquired Corporations, as identified in Part 3.9(b) of the Disclosure Schedule) free and clear, to the Company’s knowledge, of any Encumbrances (other than licenses granted pursuant to the Contracts listed in Part 3.9(c) of the Disclosure Schedule). Without limiting the generality of the foregoing:

(i) Perfection of Rights. To the knowledge of the Company, all documents and instruments necessary to vest or perfect the rights of the Acquired Corporations in the Acquired Corporation IP that is Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body.

(ii) Employees and Contractors. Each Person who is or was an employee or contractor of any Acquired Corporation and who is or was involved in any material respect in the creation or development of any Acquired Corporation Product has signed a valid, enforceable agreement containing an assignment of all Intellectual Property Rights in such Acquired Corporations Product to one or more of the Acquired Corporations and confidentiality provisions protecting the Acquired Corporation IP (other than Acquired Corporation IP that is generally available to the public through no fault of the employee or contractor). No current or former shareholder, officer, director, or employee of any Acquired Corporation has any claim, right (whether or not currently exercisable), or interest to or in any Acquired Corporation IP. To the Company’s knowledge, no employee of any Acquired Corporation is in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality.

(iii) Government or University Rights. To the Company’s knowledge, no funding, facilities, or personnel of any Governmental Body or of any college, university, or other educational institution were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Corporation IP.

(iv) Protection of Proprietary Information. Each of the Acquired Corporations (other than Atmos Corporation) and, to the Company’s knowledge, Atmos Corporation has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce the Acquired Corporations’ rights in all proprietary information that the Acquired Corporations hold, or purport to hold, as a trade secret.

(v) Standards Bodies. To the knowledge of the Company, no Acquired Corporation is or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate any Acquired Corporation to grant or offer to any other Person any license or right to any Acquired Corporation IP.

(vi) Sufficiency. The Acquired Corporations own or otherwise have, and immediately after the Closing will continue to have, all Intellectual Property Rights needed to conduct their respective businesses as currently conducted.

(f) Valid, Subsisting, and Enforceable. To the Company’s knowledge, all Acquired Corporation IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing:

(i) Legal Requirements and Deadlines. To the Company’s knowledge, each item of Acquired Corporation IP that is Registered IP is and at all times has been in compliance with all applicable Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Acquired Corporation IP in full force and effect have been made or taken by the applicable deadline.

(ii) Interference Proceedings and Similar Claims. No interference, opposition, reissue, reexamination, or other Proceeding is pending or, to the Company’s knowledge, threatened, in which the scope, validity, or enforceability of any Acquired Corporation IP is being, has been, or could reasonably be expected to be contested or challenged. To the Company’s knowledge, there is no basis for any non-frivolous claim that any Acquired Corporation IP is invalid or unenforceable.

(g) No Third-Party Infringement of Acquired Corporation IP. To the Company’s knowledge, since January 1, 2001 no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Acquired Corporation IP. The Company has provided to Parent a complete and accurate copy of each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered since January 1, 2001 by or to any Acquired Corporation or any representative of any Acquired Corporation regarding any actual, alleged, or suspected infringement or misappropriation of any Acquired Corporation IP. Part 3.9(g) of the Disclosure Schedule provides a brief description of the current status of the matter referred to in each such letter, communication, or correspondence.

(h) Effects of This Transaction. To the Company’s knowledge, neither the execution, delivery, or performance of this Agreement (or any of the ancillary agreements entered into, or required to be entered into, in connection with the Contemplated Transactions) nor the consummation of any of the Contemplated Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any Acquired Corporation IP; (ii) a breach of any license agreement listed or required to be listed in Part 3.9(b), Part 3.9(c), or Part 3.9(d) of the Disclosure Schedule; (iii) the release, disclosure, or delivery of any Acquired Corporation IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Acquired Corporation IP.

(i) No Infringement of Third Party IP Rights. To the Company’s knowledge, no Acquired Corporation and no Acquired Corporation Product has ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated any Intellectual Property Right of any other Person. No claim of infringement or misappropriation or similar claim or Proceeding is pending or, to the Company’s knowledge, threatened against any Acquired Corporation or against any other Person who may be entitled to be indemnified, defended, held harmless, or reimbursed by any Acquired Corporation with respect to such claim or Proceeding. Except as set forth in Part 3.9(i) of the Disclosure Schedule, since January 1, 2001, no Acquired Corporation has received any notice or other communication (in writing or otherwise) relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Rights of another Person.

(j) Harmful Code. No Acquired Corporation Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(k) Source Code. Except as set forth in Part 3.9(k) of the Disclosure Schedule, no source code for any Acquired Corporation Software has been delivered, licensed, or made available to any escrow agent or other third party. No Acquired Corporation has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Acquired Corporation Software to any escrow agent or other third party. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of the source code for any Acquired Corporation Software to any third party.

(l) Open Source Code. No Acquired Corporation Software (including any component thereof) is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that by its terms (i) requires, or conditions the use or distribution of such Acquired Corporation Software on, the disclosure, licensing, or distribution of any source code for any portion of such Acquired Corporation Software, or (ii) otherwise imposes any limitation, restriction, or condition on the right or ability of any Acquired Corporation to use or distribute any Acquired Corporations Product.

(m) Certain Royalties. None of the Acquired Corporations (other than Atmos Corporation) has paid or been obligated to pay any royalties to Mosaid Technologies Incorporated (“Mosaid”) or any of its affiliates under the Development and License Agreement between Atmos and Mosaid dated July 28, 2000 (as amended) (the “Mosaid Agreement”). Atmos Corporation has not paid or been obligated to pay any royalties to Mosaid or any of its affiliates under the Mosaid Agreement since January 1, 2003 and currently has no accrued obligation to pay any such royalties. The business of the Acquired Corporations, as currently conducted and as currently planned to be conducted as of the date of this Agreement, does not and will not require any Acquired Corporation to pay any royalties under the Mosaid Agreement.

3.10 Contracts.

(a) Part 3.10(a) of the Disclosure Schedule identifies each Acquired Corporation Contract that constitutes a “Material Contract.” For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract”:

(i) any Contract (A) relating to the employment of, or the performance of services by, any employee or consultant which requires, or may require, payments by the Acquired Corporations, or have a value to the Acquired Corporations, in excess of $100,000 on an individual basis, (B) pursuant to which any of the Acquired Corporations is or may become obligated to make any severance, termination or similar payment to any current or former employee or director, or (C) pursuant to which any of the Acquired Corporations is or may become obligated to make any bonus or similar payment (other than payments constituting base salary) in excess of $25,000 to any current or former employee or director;

(ii) any Contract of the type required under Section 3.9 to be identified on the Disclosure Schedule;

(iii) any Contract that provides for indemnification of any officer, director, employee or agent;

(iv) any Contract imposing any material restriction on the right or ability of any Acquired Corporation (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or independent contractor, (D) to develop, sell, supply, distribute, offer, support or service any product or any technology or other asset to or for any other Person, (E) to perform services for any other Person, or (F) to transact business or deal in any other manner with any other Person;

(v) any Contract (other than Contracts evidencing Company Options) (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or similar right with respect to any securities, or (C) providing any of the Acquired Corporations with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(vi) any Contract incorporating or relating to any material guaranty, any warranty or any indemnity or similar obligation, except for Contracts substantially identical to the standard forms of end-user licenses previously delivered by the Company to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access);

(vii) any Contract relating to any currency hedging;

(viii) any Contract (A) imposing any confidentiality obligation on any of the Acquired Corporations or on any other Person (other than routine confidentiality or nondisclosure agreements entered into by any Acquired Corporation in the ordinary course of business that do not otherwise constitute Material Contracts under this Section 3.10(a)) or (B) containing “standstill” or similar provisions;

(ix) any Contract to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, and any subcontract between any Acquired Corporation and any contractor or subcontractor to any Governmental Body;

(x) any Contract requiring that any of the Acquired Corporations give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction or similar transaction;

(xi) any Contract that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or contemplates or involves the performance of services having a value in excess of $100,000 in the aggregate;

(xii) any Contract that could reasonably be expected to have a material effect on (A) the business, condition, capitalization, assets, liabilities, operations or financial performance of any of the Acquired Corporations or (B) the ability of the Company to perform any of its obligations under, or to consummate any of the Contemplated Transactions; and

(xiii) any other Contract, if a breach of such Contract could reasonably be expected to have or result in a Company Material Adverse Effect.

The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) an accurate and complete copy of each Acquired Corporation Contract that constitutes a Material Contract.

(b) Each Acquired Corporation Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c) Except as set forth in Part 3.10(c) of the Disclosure Schedule: (i) none of the Acquired Corporations has violated or breached, or committed any default under, any Acquired Corporation Contract; and, to the Company’s knowledge, no other Person has violated or breached, or committed any default under, any Acquired Corporation Contract; (ii) to the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) could reasonably be expected to (A) result in a violation or breach of any of the provisions of any Acquired Corporation Contract, (B) give any Person the right to declare a default or exercise any remedy under any Acquired Corporation Contract, (C) give any Person the right to receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Corporation Contract, (D) give any Person the right to accelerate the maturity or performance of any Acquired Corporation Contract, or (E) give any Person the right to cancel, terminate or modify any Acquired Corporation Contract; (iii) since January 1, 2001, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired Corporation Contract; and (iv) without limiting the foregoing, since January 1, 2002, none of the Acquired Corporations has failed to meet any development or delivery milestone under any Material Contract where, as a result of such failure, payment of any non-recurring engineering fees or other amounts due to any Acquired Corporation upon completion of such development or delivery milestone was withheld or delayed.

3.11 Sale of Products; Performance of Services

(a) Except as set forth in Part 3.11(a) of the Disclosure Schedule, each Acquired Corporation Product conformed and complied in all material respects with the terms and requirements of any applicable warranty or other Contract and with all applicable Legal Requirements.

(b) All custom development or design services and other services that have been performed by the Acquired Corporations were performed properly and in conformity in all material respects with the terms and requirements of all applicable warranties and other Contracts and with all applicable Legal Requirements.

(c) Except as set forth in Part 3.11(c) of the Disclosure Schedule, since January 1, 2001, no customer or other Person has asserted or (to the knowledge of the Company) threatened to assert any claim against any of the Acquired Corporations (i) under or based upon any warranty provided by or on behalf of any of the Acquired Corporations, or (ii) based upon any services performed by any of the Acquired Corporations.

3.12 Liabilities. None of the Acquired Corporations has any accrued, contingent or other liabilities of any nature, either matured or unmatured, except for: (a) liabilities identified as such in the “liabilities” column of the Unaudited 2003 Year-End Balance Sheet; (b) normal and recurring current liabilities that have been incurred by the Acquired Corporations since December 31, 2003 in the ordinary course of business and consistent with past practices; (c) liabilities described in Part 3.12 of the Disclosure Schedule; (d) liabilities for performance of obligations of the Acquired Corporations under Acquired Corporation Contracts that have been delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access), to the extent such liabilities are readily ascertainable (in nature, scope and amount) from the copies of such Acquired Corporation Contracts provided to Parent prior to the date of this Agreement; and (e) liabilities that are not, individually or in the aggregate, material to the Acquired Corporations.

3.13 Compliance with Legal Requirements. Each of the Acquired Corporations is, and has at all times since January 1, 2001 been, in compliance in all material respects with all applicable Legal Requirements. Since January 1, 2001, none of the Acquired Corporations has received any notice or other communication from any Governmental Body or other Person regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

3.14 Certain Business Practices. To the knowledge of the Company, none of the Acquired Corporations, and (to the knowledge of the Company) no director, officer, agent or employee of any of the Acquired Corporations, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

3.15 Governmental Authorizations.

(a) The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their respective businesses in the manner in which such businesses are currently being conducted. All such Governmental Authorizations are valid and in full force and effect. Each Acquired Corporation is, and at all times since January 1, 2001 has been, in substantial compliance with the terms and requirements of such Governmental Authorizations. Since January 1, 2001, none of the Acquired Corporations has received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any material Governmental Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Governmental Authorization.

(b) Part 3.15(b) of the Disclosure Schedule describes the terms of each grant, incentive or subsidy provided or made available to or for the benefit of any of the Acquired Corporations by any U.S. or foreign Governmental

Body or otherwise. Each of the Acquired Corporations is in full compliance with all of the terms and requirements of each grant, incentive and subsidy identified or required to be identified in Part 3.15(b) of the Disclosure Schedule. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Offer or the Merger or any of the other Contemplated Transactions, will (with or without notice or lapse of time) give any Person the right to revoke, withdraw, suspend, cancel, terminate or modify any grant, incentive or subsidy identified or required to be identified in Part 3.15(b) of the Disclosure Schedule.

3.16 Tax Matters.

(a) Each of the Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “Acquired Corporation Returns”) (i) has been or will be filed on or before the applicable due date (including any extensions of such due date), and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements. All amounts shown on the Acquired Corporation Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date.

(b) The Unaudited 2003 Year-End Balance Sheet fully accrues all actual and contingent liabilities for Taxes with respect to all periods through the date of this Agreement in accordance with generally accepted accounting principles except for liabilities for Taxes incurred since the date of the Unaudited 2003 Year-End Balance Sheet in the operation of the business of the Acquired Corporations. The Company will establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all Taxes of the Acquired Corporations for the period from December 31, 2003 through the Closing Date.

(c) Except as set forth in Part 3.16(c) of the Disclosure Schedule, no Acquired Corporation Return from any Tax year that remains open or otherwise subject to audit has been or is being examined or audited by any Governmental Body. No extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns for any Tax year that remains open or otherwise subject to audit has been granted (by the Company or any other Person), and no such extension or waiver has been requested from any Acquired Corporation.

(d) No claim or Legal Proceeding is pending or, to the knowledge of the Company, has been threatened against or with respect to any Acquired Corporation in respect of any material Tax. There are no unsatisfied liabilities for material Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by any Acquired Corporation with respect to any material Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Acquired Corporations and with respect to which adequate reserves for payment have been established on the Unaudited 2003 Year-End Balance Sheet). There are no liens for Taxes upon any of the assets of any of the Acquired Corporations except liens for current Taxes not yet due and payable. None of the Acquired Corporations has been, and none of the Acquired Corporations will be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or Section 263A of the Code (or any comparable provision of state or foreign Tax laws) as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

(e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162(m) of the Code (or any comparable provision under state or foreign Tax laws). No Acquired Corporation is a party to any agreement to compensate any Person for excise taxes payable pursuant to Section 4999 of the Code.

(f) No claim has ever been made by any Government Body in a jurisdiction where an Acquired Corporation does not file a Tax Return that it is or may be subject to taxation by that jurisdiction which has resulted or would result in an obligation to pay material Taxes.

(g) There are no agreements relating to allocating or sharing of Taxes to which any Acquired Corporation is a party. None of the Acquired Corporations is liable for Taxes of any other Person, or is currently under any contractual obligation to indemnify any Person with respect to any amounts of such Person’s Taxes (except for customary agreements to indemnify lenders or security holders in respect of Taxes) or is a party to any agreement providing for payments by an Acquired Corporation with respect to any amount of Taxes of any other Person.

(h) No Acquired Corporation has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code. No Acquired Corporation is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code and no Acquired Corporation is required to withhold tax on the purchase of the Company by reason of Section 1445 of the Code.

(i) No Acquired Corporation has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar provision of Law to which an Acquired Corporation may be subject, other than the affiliated group of which the Company is the common parent.

(j) The Company has made available to Parent true and complete copies of all federal and California income Tax Returns of the Acquired Corporations for all Tax years that remain open or otherwise subject to audit.

(k) No Acquired Corporation previously elected to be treated as an S Corporation under Section 1361 of the Code.

(l) The Company has disclosed on its federal income Tax Returns all positions that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code.

(m) No Acquired Corporation has participated in a Listed Transaction within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

3.17 Employee and Labor Matters; Benefit Plans.

(a) Part 3.17(a) of the Disclosure Schedule identifies each employment, consulting, salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, other welfare fringe benefits, profit-sharing, pension or retirement plan, program, agreement or commitment and each other employee benefit plan or arrangement, whether written or unwritten, funded or unfunded, including each Foreign Plan and each “employee benefit plan,” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (collectively, the “Employee Plans”) which is or has been sponsored, maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former employee, consultant or director of any of the Acquired Corporations or with respect to which any of the Acquired Corporations has or may reasonably be expected to have any liability or obligation.

(b) With respect to each Employee Plan, the Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access): (i) an accurate and complete copy of such Employee Plan that is in writing (including all amendments thereto); (ii) an accurate and complete copy of the annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code, with respect to such Employee Plan for the three (3) most recent plan years; (iii) if Employee Plan is subject to the minimum funding standards of ERISA Section 302, the most recent annual and periodic accounting of Employee Plan assets; (iv) an accurate and complete copy of the most recent summary plan description, together with each summary of material modifications, if required under ERISA, with respect to such Employee Plan; (v) if such Employee Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies of the most recent financial statements thereof; (vi) accurate and complete copies of all material Contracts relating to such Employee Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; (vii) all written materials provided to any employee or employees relating to such Employee Plan and any proposed Employee Plan, in each case relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which could be reasonably expected to result in any material liability to the Acquired Corporations; (viii) all material correspondence, if any, to or from any governmental agency relating to such Employee Plan; (ix) where applicable to such Employee Plan, such Employee Plan’s standard forms and related notices required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”); (x) all insurance policies, if any, in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Employee Plan; (xi) all discrimination tests, if any, required under the Code for each Employee Plan intended to be qualified under Section 401(a) of the Code for the three (3) most recent plan years; (xii) the most recent determination letter (or opinion letter, if applicable) received from the Internal Revenue Service with respect to each Employee Plan intended to be qualified under Section 401(a) of the Code; and (xiii) all government and regulatory approvals received from any foreign Governmental Body with respect to Foreign Plans.

(c) None of the Acquired Corporations is or has ever been required to be treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, except for the Acquired Corporations.

(d) No Acquired Corporation has ever maintained, established, sponsored, participated in or contributed to any: (i) Employee Plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) “multiple employer plan” (within the meaning of Section 413(c) of the Code); or (iv) Employee Plan in which stock of any of the Acquired Corporations is or was held as a “plan asset” within the meaning of Department of Labor Regulations Section 2510.3-101.

(e) None of the Acquired Corporations has any plan or commitment to create any additional Employee Plan, or to modify or change any existing Employee Plan in any material respect (other than to comply with applicable Legal Requirements, in each case as previously disclosed to Parent in writing, or as required by this Agreement).

(f) No Employee Plan provides (except at no cost to the Acquired Corporations), or reflects or represents any liability of any of the Acquired Corporations to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements. To the knowledge of the Company, other than commitments made that involve no future costs to any of the Acquired Corporations, no Acquired Corporation has ever represented, promised or contracted (whether in oral or written form) to any former or current employee, consultant or director (either individually or as a group) or any other Person that any such employee, consultant or director or other Person would be provided with retiree life insurance, retiree health benefits or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(g) Part 3.17(g) of the Disclosure Schedule describes all obligations of the Acquired Corporations as of the date of this Agreement under any of the provisions of COBRA.

(h) Each of the Employee Plans has been operated and administered in all material respects in accordance with its terms and with applicable Legal Requirements, including, but not limited to ERISA, the Code, applicable U.S. and non-U.S. securities laws and regulations and applicable foreign Legal Requirements. The Acquired Corporations have performed all material obligations required to be performed by them under, are not in default or violation of, and have no knowledge of any default or violation by any other party to, the material terms of any Employee Plan. Each Employee Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and to the knowledge of the Company, there has been no event, condition or circumstance that would reasonably be expected to result in disqualification under the Code (or in the case of a Foreign Plan, the equivalent of disqualification under any applicable foreign Legal Requirement). There are no actions, suits or claims pending, or to the knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Employee Plan or against the assets of any Employee Plan. To the knowledge of the Company, no breach of fiduciary duty under which any of the Acquired Corporations or one its fiduciaries could reasonably be expected to incur a material liability has occurred. Each Employee Plan (other than any Employee Plan to be terminated prior to the Effective Time in accordance with this Agreement) can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to any of the Acquired Corporations (other than ordinary administration expenses and liability for accrued and vested benefits). No Employee Plan is under audit, investigation or other Legal Proceeding by the Internal Revenue Service, Department of Labor, or any other Governmental Body, nor is any such audit, investigation or Legal Proceeding pending or, to the knowledge of the Company, threatened. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Employee Plan. No mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of any Employee Plan imposed under the Code, ERISA or any foreign Legal Requirement exists. All contributions, premiums and expenses to or in respect of each Employee Plan have been paid in full or, to the extent not yet due, have been adequately accrued on the appropriate Acquired Corporation’s financial statements.

(i) None of the Acquired Corporations has incurred or reasonably expects to incur, either directly or indirectly (including as a result of an indemnification obligation), any material liability under Title I or IV of ERISA or the penalty, excise tax or joint and several liability provisions of the Code or any foreign Legal Requirement relating to employee benefit plans (including Section 406, 409, 502(i), 502(l), 4069 or 4212(c) of ERISA, or Section 4971, 4975 or 4976 of the Code), or under any agreement, instrument or Legal Requirement pursuant to or under which any of the Acquired Corporations or any Employee Plan has agreed to indemnify or is required to indemnify any Person against liability incurred under, or for a violation or failure to satisfy the requirements of, any such agreement, instrument or Legal Requirement, and to the knowledge of the Company, no event, transaction or condition has occurred, exists or is expected to occur which could result in any such material liability to any of the Acquired Corporations or, after the Closing, to Parent.

(j) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Offer or the Merger or any of the other Contemplated Transactions (either alone or in combination with another event, whether contingent or otherwise) will (i) result in any bonus, severance or other payment or obligation to any current or former employee, consultant or director of any of the Acquired Corporations (whether or not under any Employee Plan); (ii) materially increase the benefits payable or provided to, or result in a forgiveness of indebtedness for any such employee, consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other similar benefit; (iv) result in any “parachute payment” under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (v) cause any compensation to fail to be deductible under Section 162(m) of the Code or any other provision of the Code or any similar foreign Legal Requirement. Without limiting the generality of the foregoing (and except as set forth in Part 3.17(j) of the Disclosure Schedule), the consummation of the Offer or the Merger will not result in the acceleration of vesting of any unvested Company Options.

(k) The fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Plan. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any the assets or insurance obligations to be less than the benefit obligations under such Employee Plan or Foreign Plan.

(l) Except as set forth in Part 3.17(l) of the Disclosure Schedule, none of the Acquired Corporations maintains any plan, agreement or arrangement, formal or informal, that provides material benefits in the nature of severance or has outstanding any liabilities with respect to material severance benefits.

(m) Except as set forth in Part 3.17(m) of the Disclosure Schedule, none of the Acquired Corporations has any material liability (including a material liability arising out of an indemnification, guarantee, hold harmless or similar agreement) relating to any insurance contract held under or purchased to fund an Employee Plan, the issuer of which is or was insolvent or in reorganization or the payments under which were suspended.

(n) Except for the Company Option Plans, the ESPP and as set forth in Part 3.17(q) of the Disclosure Schedule, none of the Acquired Corporations maintains any plan, program or arrangement or is a party to any contract that provides any material benefits or provides for material payments to any Person in, based on or measured by the value of any equity security of, or interest in, the Acquired Corporations.

(o) Except as set forth in Part 3.17(o) of the Disclosure Schedule, no Acquired Corporation has undertaken any option re-pricing or option exchange program with respect to Company Options.

(p) Part 3.17(p) of the Disclosure Schedule sets forth any and all indebtedness in excess of two thousand dollars ($2,000) owed by any current or former employee, consultant or director to any of the Acquired Corporations.

(q) With respect to each state workers’ compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid to date under such insurance policy or fund have been paid, all premiums required to be paid under the insurance policy or fund through the Closing Date will have been paid on or before the Closing Date and, as of the Closing Date, there will be no material liability of any the Acquired Corporations under any such insurance policy, fund or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent material liability arising wholly or partially out of events occurring prior to the Closing Date.

(r) Part 3.17(r) of the Disclosure Schedule contains a list of all employees of each of the Acquired Corporations as of the date of this Agreement, and correctly reflects, in all material respects, their wage or salary, any other compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions.

(s) Part 3.17(s) of the Disclosure Schedule identifies each employee of any of the Acquired Corporations who is not fully available to perform work because of disability or other leave and sets forth the basis of such disability or leave and the anticipated date of return to full service.

(t) None of the Acquired Corporations is a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any of its employees and there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. During the three years prior to the date of this Agreement none of the Acquired Corporations has had any strike, slowdown, work stoppage, lockout, job action, or threat thereof, or question concerning representation, by or with respect to any of its employees. All of the employees of the Acquired Corporations are “at will” employees. The Company has made available to Parent or its advisors accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and written particulars of employment relating to the employment of the employees of the Acquired Corporations.

(u) Each of the Acquired Corporations: (i) is in substantial compliance with all applicable Legal Requirements and any order, ruling, decree, judgment or arbitration award of any court, arbitrator or any Governmental Body respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor related matters, including Legal Requirements, orders, rulings, decrees, judgments and awards relating to discrimination, wages and hours, labor relations, leave of absence requirements, and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to any former or current employees, consultants or directors; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former employees, consultants or directors (other than routine payments to be made in the normal course of business and consistent with past practice). In the three years prior to the date of this Agreement, none of the Acquired Corporations has effectuated (i) a “plant closing” or partial “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar Legal Requirement) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Acquired Corporations or (ii) a “mass layoff” (as defined in the WARN Act or any similar Legal Requirement) affecting any site of employment or facility of any of the Acquired Corporations.

(v) None of the current or former independent contractors of any of the Acquired Corporations could be reclassified as an employee. No independent contractor (i) has provided services to any of the Acquired Corporations for a period of six consecutive months or longer or (ii) is eligible to participate in any Employee Plan. No Acquired Corporation has ever had any temporary or leased employees that were not treated and accounted for in all respects as employees of such Acquired Corporation.

(w) There are no actions, suits, claims, labor disputes or grievances pending, or to the knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, wages and hours, leave of absence, plant closing notification, employment statute or regulation, employee privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety or discrimination matters involving any former or current employees, consultants or directors of any of the Acquired Corporations, including, without limitation, charges of unfair labor practices or harassment complaints. To the knowledge of the Company, none of the Acquired Corporations has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Each of the Acquired Corporations has good labor relations, and to the knowledge of the Company (i) neither the consummation of the Offer or the Merger nor the consummation of any of the other Contemplated Transactions will have a material adverse effect on the labor relations of any of the Acquired Corporations, and (ii) none of the employees of any of the Acquired Corporations intends to terminate his or her employment with the Acquired Corporation with which such employee is employed.

3.18 Environmental Matters. Each of the Acquired Corporations (i) is in compliance in all material respects with all applicable Environmental Laws, and (ii) possesses all permits and other Governmental Authorizations required under applicable Environmental Laws, and is in compliance with the terms and conditions thereof. None of the Acquired Corporations has received any written notice or other communication, whether from a Governmental Body, citizens group, Employee or otherwise, that alleges that any of the Acquired Corporations is not in compliance with any Environmental Law, and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the compliance in any material respect by any of the Acquired Corporations with any Environmental Law in the future. To the knowledge of the Company, (a) all property that is leased to, controlled by or used by any of the Acquired Corporations, and all surface water, groundwater and soil associated with or adjacent to such property, is free of any material environmental contamination of any nature, (b) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells, and (c) none of the property leased to, controlled by or used by any of the Acquired Corporations contains any septic tanks in which any material amount of process wastewater or Materials of Environmental Concern have been disposed of. To the knowledge of the Company, no Acquired Corporation has ever sent or transported any Materials of Environmental Concern to a site that, pursuant to any applicable Environmental Law, (i) has been placed on the “National Priorities List” of hazardous waste sites or any similar state list, (ii) is otherwise designated or identified as a potential site for remediation, cleanup, closure or other environmental remedial activity, or (iii) is subject to a Legal Requirement to take “removal” or “remedial” action as detailed in any applicable Environmental Law or to make a material payment for the cost of cleaning up any site. (For purposes of this Section 3.18: (A) “Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Legal Requirement relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (B) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is regulated by any Environmental Law.)

3.19 Insurance. The Company has delivered to Parent (or otherwise made available in a data room to which Parent’s Representatives have had access) a copy of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Each of such insurance policies is in full force and effect. Since January 1, 2001, none of the Acquired Corporations has received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, or (b) refusal of any coverage or rejection of any material claim under any insurance policy. Except as set forth in Part 3.19 of the Disclosure Schedule, there is no pending workers’ compensation or other claim under or based upon any insurance policy of any of the Acquired Corporations. With respect to each Legal Proceeding that has been filed against the Company, the Company has provided written notice of such Legal Proceeding to the appropriate insurance carrier(s), if any, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

3.20 Transactions with Affiliates. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement, to the knowledge of the Company, between the date of the Company’s last proxy statement filed with the SEC and the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. To the knowledge of the Company, Part 3.20 of the Disclosure Schedule identifies each Person who is (or who may be deemed to be) an “affiliate” (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement.

3.21 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.21(a) of the Disclosure Schedule, (i) as of the date of this Agreement there is no pending Legal Proceeding and to the knowledge of the Company no Person has threatened to commence any Legal Proceeding, and (ii) there is no pending material Legal Proceeding or to the knowledge of the Company threatened material Legal Proceeding: (A) that involves any of the Acquired Corporations or any of the assets owned or used by any of the Acquired Corporations; or (B) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Offer or the Merger or any of the other Contemplated Transactions.

(b) Except as set forth in Part 3.21(b) of the Disclosure Schedule, there is no order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject. To the knowledge of the Company, no officer or key employee of any of the Acquired Corporations is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations.

3.22 Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of the Company (at a meeting duly called and held) has, by the unanimous vote of all directors of the Company, (a) determined that this Agreement and the Contemplated Transactions, including the Offer and the Merger, are in the best interests of the Company’s stockholders, (b) approved and adopted this Agreement and the Contemplated Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (c) declared that this Agreement is advisable, (d) resolved to recommend that stockholders of the Company accept the Offer and tender their shares of Company Common Stock pursuant to the Offer and adopt this Agreement, and (e) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Offer, the Merger, any of the Stockholder Agreements or any of the other Contemplated Transactions. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Prior to the execution of the Stockholder Agreements, the board of directors of the Company approved the Stockholder Agreements and the Contemplated Transactions.

3.23 Inapplicability of Anti-takeover Statutes. As of the date of this Agreement and at all times on or prior to the Effective Time, the board of directors of the Company has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Stockholder Agreements and to the consummation of the Offer, the Merger and the other Contemplated Transactions. No other state takeover statute or similar Legal Requirement applies or purports to apply to this Agreement, any of the Stockholder Agreements, the Offer, the Merger or any of the other Contemplated Transactions.

3.24 No Discussions. As of the date of this Agreement, none of the Acquired Corporations, and no Representative of any of the Acquired Corporations, is engaged, directly or indirectly, in any discussions or negotiations with any other Person relating to any Acquisition Proposal. Since June 30, 2003, none of the Acquired Corporations has terminated or waived any rights under any confidentiality, “standstill,” nonsolicitation or similar agreement with any third party to which any of the Acquired Corporations is or was a party or under which any of the Acquired Corporations has or had any rights.

3.25 Intent to Tender; Vote Required. The Company has been advised and believes in good faith that all of its directors and executive officers currently intend to tender all of their shares of Company Common Stock pursuant to the Offer. If required under applicable Legal Requirements in order to permit the consummation of the Merger, the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholders’ Meeting (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to adopt this Agreement, approve the Merger or consummate any of the other Contemplated Transactions.

3.26 Non-Contravention; Consents. Except as set forth in Part 3.26 of the Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or the Stockholder Agreements, nor (2) the consummation of the Offer, the Merger or any of the other Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of (i) any of the provisions of the articles or certificate of incorporation, bylaws or other charter or organizational documents of any of the Acquired Corporations, or (ii) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations;

(b) subject to compliance with the HSR Act, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Offer, the Merger or any of the other Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Corporations, or any of the assets owned or used by any of the Acquired Corporations, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Corporations or that otherwise relates to the business of any of the Acquired Corporations or to any of the assets owned or used by any of the Acquired Corporations;

(d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Corporation Contract that constitutes a Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any such Acquired Corporation Contract, (ii) a material rebate, chargeback, penalty or change in delivery schedule under any such Acquired Corporation Contract, (iii) accelerate the maturity or performance of any such Acquired Corporation Contract, or (iv) cancel, terminate or modify any term of such Acquired Corporation Contract;

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by any of the Acquired Corporations (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Corporations); or

(f) result in, or increase the likelihood of, the disclosure or delivery to any escrowholder or other Person of any Acquired Corporation Source Code, or the transfer of any material asset of any of the Acquired Corporations to any Person.

Except as may be required by the Exchange Act, the DGCL, the HSR Act, any foreign antitrust or competition-related Legal Requirement and the NASD Bylaws, none of the Acquired Corporations was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement by the Company, (y) the execution, delivery or performance of the Stockholder Agreements or (z) the consummation of the Offer, the Merger or any of the other Contemplated Transactions.

3.27 Fairness Opinion. The Company’s board of directors has received the written opinion of A.G. Edwards & Sons, Inc. (“A.G. Edwards”), financial advisor to the Company, dated February 22, 2004, to the effect that the Per Share Consideration is fair, from a financial point of view, to the stockholders of the Company. The Company has furnished an accurate and complete copy of said written opinion to Parent.

3.28 Financial Advisor. Except for A.G. Edwards, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Offer, the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of A.G. Edwards.

3.29 Company Rights Agreement. The Company has amended the Company Rights Agreement to provide (a) that neither Parent nor Acquisition Sub, nor any affiliate or associate of Parent or Acquisition Sub, shall be deemed to be an Acquiring Person (as defined in the Company Rights Agreement) or an Interested Stockholder (as defined in the Company Rights Agreement), that neither a Distribution Date (as defined in the Company Rights Agreement) nor a Shares Acquisition Date (as defined in the Company Rights Agreement) shall be deemed to occur and that the Company Rights will not separate from the Company Common Stock as a result of the execution, delivery or performance of this Agreement or the Stockholder Agreements or the consummation of the Offer, the Merger or any of the other Contemplated Transactions, and (b) that none of the Company, Parent, Acquisition Sub and the Surviving Corporation, and none of their respective affiliates, shall have any obligations under the Company Rights Agreement to any holder (or former holder) of Company Rights as of or following the Effective Time.

3.30 Full Disclosure.

(a) This Agreement (including the Disclosure Schedule) does not, and the certificate referred to in clause “(g)” of Exhibit B will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

(b) None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Registration Statement, the Post-Effective Amendment, the Offer Documents or the Schedule 14D-9 will, at the time the Registration Statement is filed with the SEC, at the time the Post-Effective Amendment is filed with the SEC, at the time the Offer Documents and the Schedule 14D-9 are mailed to stockholders of the Company or at any time between the time the Registration Statement is filed with the SEC and the Acceptance Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder. No representation or warranty is made by the Company with respect to written information supplied by Parent or Acquisition Sub specifically for inclusion in the Schedule 14D-9 or the Proxy Statement.

Section 4. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Subject to Section 1.1(b), Parent and Acquisition Sub represent and warrant to the Company as follows:

4.1 Valid Existence. Parent and Acquisition Sub are corporations duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

4.2 Capitalization. The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 2,000,000 shares of preferred stock of Parent. As of February 20, 2004, 153,804,461 shares of Parent Common Stock were issued and outstanding. As of the date of this Agreement, no shares of preferred stock of Parent are outstanding. The shares of Parent Common Stock to be issued in the Offer and the Merger will be duly authorized, validly issued, fully paid and nonassessable.

4.3 SEC Filings; Financial Statements.

(a) Parent has delivered or made available to the Company accurate and complete copies (excluding copies of exhibits) of the Parent SEC Documents. All statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements (including any related notes) contained in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of Parent and its consolidated subsidiaries for the periods covered thereby.

4.4 No Legal Proceedings Challenging Offer or Merger. As of the date of this Agreement, there is no material Legal Proceeding pending against Parent or Acquisition Sub challenging the Offer or the Merger.

4.5 Authority; Binding Nature of Agreement. Parent and Acquisition Sub have all necessary corporate power and authority to enter into and to perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Acquisition Sub of this Agreement have been duly authorized by any necessary action on the part of Parent and Acquisition Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against them in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.6 Non-Contravention. Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the Offer or the Merger will (a) conflict with any provision of the certificate of incorporation or bylaws of Parent or Acquisition Sub, (b) result in a default by Parent or Acquisition Sub under any Contract to which Parent or Acquisition Sub is a party, except for any default that will not have a material adverse effect on Acquisition Sub’s ability to purchase and pay for shares of Company Common Stock validly tendered pursuant to the Offer, or (c) result in a violation by Parent or Acquisition Sub of any material Contract by which Parent or Acquisition Sub is bound or any order, writ, injunction, judgment or decree to which Parent or Acquisition Sub is subject, except for any violation that will not have a material adverse effect on Acquisition Sub’s ability to purchase and pay for shares of Company Common Stock validly tendered pursuant to the Offer.

4.7 No Vote Required. No vote of the holders of Parent Common Stock is required to authorize the issuance of shares of Parent Common Stock in connection with the Offer or the Merger.

4.8 Disclosure. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Registration Statement, the Post-Effective Amendment, the Offer Documents or the Schedule 14D-9 will, at the time the Registration Statement is filed with the SEC, at the time the Post-Effective Amendment is filed with the SEC or at the time the Offer Documents and the Schedule 14D-9 are mailed to the stockholders of the Company or at any time between the time the Registration Statement is filed with the SEC and the Acceptance Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent or Acquisition Sub with respect to written information supplied by the Company specifically for inclusion in the Registration Statement, the Post-Effective Amendment or the Offer Documents.

4.9 Funds. Parent or Acquisition Sub has, and will have on the Acceptance Date, sufficient funds available to satisfy the obligation to pay the Exchange Offer Cash Amount or the All-Cash Dollar Amount (as applicable)

for each share of Company Common Stock validly tendered (and not withdrawn) in the Offer, and Parent or Acquisition Sub has, and will have at the Effective Time, sufficient funds available to satisfy the obligation to pay the Exchange Offer Cash Amount or the All-Cash Dollar Amount (as applicable) for each share of Company Common Stock that is converted into the right to receive the Per Share Consideration pursuant to Section 2.5(a)(iii) in connection with the Merger.

Section 5. CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time or the date of termination of this Agreement (the “Pre-Closing Period”), without limiting the terms of the Company/Parent Confidentiality Agreement, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to (except to the extent prohibited by applicable Legal Requirements): (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Acquired Corporations’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may request. During the Pre-Closing Period, the Company shall, and shall cause the Representatives of each of the Acquired Corporations to, permit Parent’s senior officers to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers of the Company responsible for the Company’s financial statements and the internal controls of the Acquired Corporations to discuss such matters as Parent may deem necessary or appropriate for Parent to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto. Without limiting the generality of any of the foregoing, during the Pre-Closing Period, the Company shall promptly provide Parent with copies of:

(i) all material operating and financial reports prepared by the Acquired Corporations for the Company’s senior management, including (if prepared) copies of the unaudited monthly consolidated balance sheets of the Acquired Corporations and the related unaudited monthly consolidated statements of operations, statements of stockholders’ equity and statements of cash flows;

(ii) any written materials or communications sent by or on behalf of the Company to its stockholders;

(iii) any material notice, document or other communication sent by or on behalf of any of the Acquired Corporations to any party to any Acquired Corporation Contract that is a Material Contract or sent to any of the Acquired Corporations by any party to any Acquired Corporation Contract that is a Material Contract (other than any communication that relates solely to routine commercial transactions between an Acquired Corporation and the other party to any such Acquired Corporation Contract and that is of the type sent in the ordinary course of business and consistent with past practices);

(iv) to the extent that providing any such notice, report or other document would not violate applicable law, any notice, report or other document filed with or sent to any Governmental Body on behalf of any of the Acquired Corporations in connection with the Offer or the Merger or any of the other Contemplated Transactions; and

(v) any material notice, report or other document received by any of the Acquired Corporations from any Governmental Body related to the Contemplated Transactions.

5.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations (A) in the ordinary course and in accordance with past practices and (B) in compliance with all applicable Legal Requirements and the requirements of all Acquired Corporation Contracts that constitute Material Contracts; (ii) the Company shall use reasonable efforts to ensure that each of the

Acquired Corporations preserves intact its current business organization, keeps available the services of its current officers and employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations; (iii) the Company shall keep in full force all insurance policies referred to in Section 3.19 (or reasonably equivalent policies); (iv) the Company shall cause to be provided all notices, assurances and support required by any Acquired Corporation Contract relating to any Acquired Corporation IP in order to ensure that no condition under such Acquired Corporation Contract occurs that could reasonably be expected to result in, or could reasonably be expected to increase the likelihood of, (A) any transfer or disclosure by any Acquired Corporation of any material Acquired Corporation Source Code, or (B) a release from any escrow of any material Acquired Corporation Source Code that has been deposited or is required to be deposited in escrow under the terms of such Acquired Corporation Contract; and (v) the Company shall promptly notify Parent of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions, and (B) any Legal Proceeding commenced, or, to its knowledge threatened against, relating to or involving or otherwise affecting any of the Acquired Corporations that relates to the consummation of the Contemplated Transactions.

(b) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent), and shall not permit any of the other Acquired Corporations to, take any of the following actions (except that the Company may take any such action to the extent that the imposition by Parent of the limitations specified in this Section 5.2(b) with respect to such action in question is contrary to applicable Legal Requirements):

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

(ii) sell, issue, grant or authorize the issuance or grant of (A) any capital stock or other security, (B) any option, call, warrant or right to acquire any capital stock or other security, or (C) any instrument convertible into or exchangeable for any capital stock or other security (except that (1) the Company may issue shares of Company Common Stock (x) upon the valid exercise of Company Options outstanding as of the date of this Agreement, and (y) pursuant to the ESPP, and (2) the Company may, in the ordinary course of business and consistent with past practices, grant to employees of the Company options (having an exercise price equal to the fair market value of the Company Common Stock covered by such options determined as of the time of the grant of such options) under its stock option plans after May 15, 2004;

(iii) except as set forth in Part 3.17 of the Disclosure Schedule, amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company’s stock option plans, any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract;

(iv) amend, terminate or grant any waiver under the Company Rights Agreement;

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents, or effect or become a party to any merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

(vi) form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vii) make any capital expenditure outside of the ordinary course of business;

(viii) other than in the ordinary course of business consistent with past practices, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract;

(ix) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person (except in each case for assets acquired, leased, licensed or disposed of by the Company in the ordinary course of business and consistent with past practices), or waive or relinquish any material right;

(x) other than in the ordinary course of business consistent with past practices, write off as uncollectible, or establish any extraordinary reserve with respect to, any receivable or other indebtedness;

(xi) make any pledge of any of its assets or permit any of its material assets to become subject to any Encumbrances, except for the Encumbrances identified in Part 3.8(ii) of the Disclosure Schedule and Encumbrances that do not materially detract from the value of such assets;

(xii) lend money to any Person, or incur or guarantee any indebtedness (except that the Company may make routine borrowings and advances of funds to employees in the ordinary course of business and in accordance with past practices);

(xiii) establish, adopt or amend any employee benefit plan, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees (except that the Company (A) may make routine, reasonable salary increases in connection with the Company’s customary employee review process, (B) pay all bonuses referred to in Part 3.17(a) of the Disclosure Schedule which are accrued for as of December 31, 2003 and not yet paid and (C) may make additional customary bonus payments and profit sharing payments consistent with past practices payable in accordance with existing bonus and profit sharing plans referred to in Part 3.14(a) of the Disclosure Schedule);

(xiv) hire any employee with an annual base salary in excess of $70,000, or promote any employee except in order to fill a position vacated after the date of this Agreement;

(xv) make any change in any of its personnel policies or related business policies in any material respect, or any of its methods of accounting or accounting practices in any respect;

(xvi) make any Tax election;

(xvii) commence or settle any Legal Proceeding, other than with respect to routine collections matters initiated by any Acquired Corporation in the ordinary course of business;

(xviii) enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices; or

(xix) agree or commit to take any of the actions described in clauses ”(i)” through “(xviii)” of this Section 5.2(b).

(c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of: (i) the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement; (ii) the Company obtaining knowledge of any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) the Company obtaining knowledge of any material breach of any covenant of the Company; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Exhibit B impossible or unlikely or that has had or could reasonably be expected to have or result in a Company Material Adverse Effect. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim threatened, commenced or asserted against or with respect to any of the Acquired Corporations which, if it had been pending on the date of this Agreement, would have been required to have been disclosed in Part 3.21 of the Disclosure Schedule or which relates to any of the Contemplated Transactions. No notification given to Parent pursuant to this Section 5.2(c) shall limit or otherwise affect any of the representations, warranties or covenants of the Company contained in this Agreement.

(d) The Company shall timely exercise in full any right or option it may have to repurchase shares of its capital stock which is or becomes exercisable during the Pre-Closing Period from any current or former employee, consultant, officer, member of the board of directors or other Person upon termination of such Person’s service to any of the Acquired Corporations; provided, however, that the Company shall use reasonable efforts to notify Parent in writing at least 10 days in advance of any such repurchase and, notwithstanding the above, shall only exercise any such repurchase right to the extent directed by Parent in writing.

5.3 No Solicitation.

(a) The Company shall not directly or indirectly, and shall not authorize or permit any of the other Acquired Corporations or any Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the Acceptance Date, this Section 5.3(a) shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions with, any Person in response to a Superior Offer that is submitted to the Company by such Person (and not withdrawn) if (1) neither the Company nor any Representative of any of the Acquired Corporations shall have breached any of the provisions set forth in this Section 5.3 in any material respect, (2) the board of directors of the Company determines in good faith, after having taken into account the advice of the Company’s outside legal counsel, that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company’s stockholders under applicable law, (3) at least two business days prior to furnishing any such nonpublic information to, or entering into discussions with, such Person, the Company gives Parent written notice of the identity of such Person and of the Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person, and the Company receives from such Person an executed confidentiality agreement containing limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of the Company no less favorable to the Company than the provisions of the Company/Parent Confidentiality Agreement, and (4) at least two business days prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent). Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of any of the Acquired Corporations (whether or not such Representative is purporting to act on behalf of any of the Acquired Corporations) takes any action that, if taken by the Company, would constitute a breach of this Section 5.3 by the Company, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.3 by the Company for purposes of this Agreement.

(b) If the Company or any of its Representatives receives an Acquisition Proposal or Acquisition Inquiry or any request for non-public information at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than 24 hours after receipt of such Acquisition Proposal, Acquisition Inquiry or request) advise Parent orally and in writing of such Acquisition Proposal, Acquisition Inquiry or request (including the identity of the Person making or submitting such Acquisition Proposal, Acquisition Inquiry or request, and the terms thereof). The Company shall keep Parent fully informed with respect to the status of any such Acquisition Proposal, Acquisition Inquiry or request and any modification or proposed modification thereto.

(c) The Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry.

(d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which any of the Acquired

Corporations is a party or under which any of the Acquired Corporations has any rights, and will use its best efforts to enforce or cause to be enforced each such agreement at the request of Parent. The Company also shall promptly request each Person that has executed a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return to the Acquired Corporations all confidential information heretofore furnished to such Person by or on behalf of any of the Acquired Corporations.

Section 6. ADDITIONAL COVENANTS OF THE PARTIES

6.1 Stockholder Approval; Proxy Statement.

(a) If the adoption of this Agreement by the Company’s stockholders is required by applicable Legal Requirements in order to consummate the Merger, the Company shall, as promptly as practicable following the later of the Acceptance Date or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 under the Exchange Act, take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Company Common Stock to vote on the adoption of this Agreement (the “Company Stockholders’ Meeting”). The Company shall ensure that all proxies solicited in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements.

(b) If the adoption of this Agreement by the Company’s stockholders is required by applicable Legal Requirements in order to consummate the Merger, as soon as practicable following the later of the Acceptance Date or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 under the Exchange Act, (i) the Company shall prepare and file with the SEC the Proxy Statement, and (ii) unless the All-Cash Election shall have been made, Parent shall prepare and file with the SEC the Post-Effective Amendment. Each of Parent and the Company shall use its reasonable efforts to (A) cause the Post-Effective Amendment and the Proxy Statement to comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations thereunder and with all other applicable Legal Requirements, (B) respond promptly to any comments received from the SEC or its staff with respect to the Post-Effective Amendment or the Proxy Statement, (C) have the Post-Effective Amendment declared effective under the Securities Act as promptly as practicable after it is filed with the SEC, and (D) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Post-Effective Amendment is declared effective under the Securities Act. The Company (x) shall give Parent reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the Proxy Statement prior to its transmission to the SEC or its staff and (y) shall not transmit any such material to which Parent reasonably objects. Parent (I) shall give the Company reasonable opportunity to comment on any correspondence with the SEC or its staff regarding the Post-Effective Amendment or any proposed material to be included in the Post-Effective Amendment prior to its transmission to the SEC or its staff and (II) shall not transmit any such material to which the Company reasonably objects. The Company shall respond promptly to any comments received from the SEC or its staff with respect to the Proxy Statement, and shall correct promptly any information in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect. If at any time prior to the Company Stockholders’ Meeting there shall occur any event that should be set forth in an amendment or supplement to the Post-Effective Amendment or to the Proxy Statement, or the Post-Effective Amendment or the prospectus included therein is amended by Parent to correct any information therein, the Company shall (1) with respect to the Post-Effective Amendment and the prospectus included therein, cooperate with Parent in filing such amendment or supplement with the SEC and transmitting such supplement or amendment to the Company’s stockholders, and (2) with respect to the Proxy Statement, promptly prepare such an amendment or supplement and, after obtaining the consent of Parent to such amendment or supplement, promptly transmit such amendment or supplement to the Company’s stockholders.

(c) Prior to the Effective Time, Parent shall use reasonable efforts to obtain all material regulatory approvals needed to ensure that any Parent Common Stock to be issued in the Offer and the Merger will be registered or qualified under the securities law of every jurisdiction of the United States in which any registered holder of

Company Common Stock has an address of record; provided, however, that Parent shall not be required (i) to qualify to do business as a foreign corporation in any jurisdiction in which it is not now qualified or (ii) to file a general consent to service of process in any jurisdiction.

(d) Notwithstanding anything to the contrary contained in this Agreement, if Acquisition Sub shall own, by virtue of the Offer or otherwise, at least 90% of the outstanding shares of Company Common Stock, the parties shall take all actions necessary and appropriate to cause the merger of Acquisition Sub into the Company to become effective as soon as practicable without a stockholders’ meeting in accordance with Section 253 of the DGCL.

(e) Parent agrees to cause all shares of Company Common Stock owned by Parent, Acquisition Sub or any other subsidiary of Parent to be voted in favor of the adoption of the Agreement at the Company Stockholders’ Meeting.

6.2 Regulatory Approvals. Each party shall use reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Offer, the Merger and the other Contemplated Transactions and the Stockholder Agreements, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notification and report forms required to be filed under the HSR Act and any notification or other document required to be filed under any applicable foreign antitrust or competition-related Legal Requirement in connection with the Offer, the Merger or the other Contemplated Transactions and the Stockholder Agreements. The Company and Parent shall respond as promptly as practicable to (i) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (ii) any inquiries or requests received from any state attorney general, foreign antitrust or competition authority or other Governmental Body in connection with antitrust or related matters. At the request of Parent, the Company shall divest, sell, dispose of, hold separate or take any other action with respect to any of the businesses, product lines or assets of the Acquired Corporations, provided that any such action is conditioned upon the consummation of the Offer or the Merger.

6.3 Stock Options and ESPP.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested and whether or not the exercise price of such Company Option is in excess of the value of the Per Share Consideration, shall be assumed by Parent in accordance with the terms (as in effect as of the date of this Agreement) of the stock option plan under which such Company Option was issued and the terms of the stock option agreement by which such Company Option is evidenced; provided, however, that each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the 1996 Plan shall be assumed by Parent in accordance with this Section 6.3(a) only with the consent of the holder of such Company Option, and in the absence of such consent, such Company Option (if not exercised prior to the Effective Time) shall not be accelerated and shall terminate in accordance with the terms of the 1996 Plan. All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock. Accordingly, from and after the Effective Time, (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock, (ii) the number of shares of Parent Common Stock subject to each Company Option assumed by Parent shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Company Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock, (iii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent, and (iv) any restriction on the exercise of any Company

Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that (A) each Company Option assumed by Parent in accordance with this Section 6.3(a) shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction subsequent to the Effective Time, and (B) Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to each Company Option assumed by Parent. Parent shall use reasonable efforts to cause any Company Options that qualified as “incentive stock options” as defined in Section 422 of the Code prior to the Effective Time to continue to so qualify after the Effective Time, subject to the terms of the Company Option Plans and to the extent permitted under the Code; provided, however, that Parent shall not be required to seek the approval of its stockholders for the Company Options assumed by Parent or the Company Option Plans even if such approval is required to qualify the Company Options that were incentive stock options prior to the Effective Time as incentive stock options after the Effective Time. For purposes of this Section 6.3(a), “Conversion Ratio” shall mean the fraction having a numerator equal to the All-Cash Dollar Amount (whether or not the All-Cash Election shall have been made) and having a denominator equal to the Parent Average Stock Price; provided, however, that if, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Conversion Ratio shall be adjusted to the extent appropriate.

(b) Following the Effective Time, Parent shall send to each holder of a Company Option assumed by Parent a written notice setting forth (x) the number of shares of Parent Common Stock subject to such assumed Company Option, and (y) the exercise price per share of Parent Common Stock issuable upon exercise of such assumed Company Option. Parent shall file with the SEC, no later than 15 days after the Effective Time, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Company Options assumed by Parent in accordance with Section 6.3(a). Parent shall use reasonable efforts to maintain the effectiveness of such registration statement for so long as any of the assumed Company Options shall remain outstanding.

(c) Notwithstanding anything to the contrary contained in this Section 6.3, in lieu of assuming an outstanding Company Option in accordance with Section 6.3(a), Parent may, at its election, cause such outstanding Company Option to be replaced by issuing a reasonably equivalent replacement stock option in substitution therefor.

(d) At the Effective Time, Parent shall assume the Company Option Plans. Under the Company Option Plans, Parent shall be able to grant stock awards, to the extent permissible under applicable Legal Requirements, using the share reserves of the Company Option Plans as of the Effective Time (including any shares returned to such share reserves as a result of the termination of Company Options that are assumed by Parent pursuant to Section 6.3(a)), except that (i) stock covered by such awards shall be shares of Parent Common Stock, (ii) all references in the Company Option Plans to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock, and (iii) Parent’s board of directors or a committee thereof shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of the Company Option Plans.

(e) Prior to the Effective Time, the Company shall take all action that may be necessary (under the Company Option Plans and otherwise) to effectuate the provisions of this Section 6.3 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 6.3.

(f) The Company shall take such action as is necessary to (i) cause the exercise (as of the last business day prior to the date on which the Merger becomes effective) of each outstanding purchase right under the ESPP, and make any pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP, and (ii) provide that no further purchase period shall commence under the ESPP; provided, however, that such exercise and cessation of further purchase periods shall be conditioned upon the consummation of the Merger. On such new exercise date, the Company shall apply the funds credited as of such date under the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. At the Effective Time, a holder of a share of Company Common Stock received under the ESPP shall, by virtue of the Merger and without any action on the part of such holder, be entitled to receive the Per Share Consideration with respect thereto upon the surrender of the Stock Certificate representing such share as provided in Section 2.6. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company shall terminate the ESPP.

6.4 Employee Benefits.

(a) Parent agrees that (a) all employees of the Acquired Corporations who continue employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation after the Effective Time (“Continuing Employees”) shall, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements, be eligible to participate in Parent’s health, vacation and 401(k) plans, to substantially the same extent as similarly situated employees of Parent, and (b) for purposes of determining a Continuing Employee’s eligibility to participate in such plans, such Continuing Employee shall receive credit under such plans for his or her years of service with the Acquired Corporations prior to the Effective Time. Parent shall use reasonable efforts to (i) cause to be waived any pre-existing condition limitations and eligibility waiting periods under any group health plan of Parent with respect to Continuing Employees and their eligible dependents, and (ii) cause each Continuing Employee to be given credit toward applicable deductibles and annual out-of-pocket limits under any group health plan of Parent for all amounts paid by such Continuing Employee for the plan year that includes the Effective Time under any similar group health plan of the Company in which such Continuing Employee was participating immediately prior to the Effective Time. Nothing in this Section 6.4(a) or elsewhere in this Agreement shall be construed to create a right in any employee of any of the Acquired Corporations to employment with Parent, the Surviving Corporation or any Subsidiary of the Surviving Corporation, and the employment of each Continuing Employee shall be “at will” employment. Except for Indemnified Persons (as defined in Section 6.5) to the extent of their respective rights pursuant to Section 6.5, no current or former employee, consultant or director of any of the Acquired Corporations, and no Continuing Employee, shall be deemed to be a third party beneficiary of this Agreement.

(b) The Company shall not take (or cause to be taken) any action to terminate any employee benefit plan sponsored by any of the Acquired Corporations (or in which any of the Acquired Corporations participates) that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code; provided, however, that if otherwise directed in writing by Parent prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective immediately prior to the Effective Time, any such employee benefit plan.

6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions as directors and officers occurring prior to the Effective Time, as provided in the Company’s bylaws (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as in effect as of the date of this Agreement) in the forms disclosed by the Company to Parent prior to the date of this Agreement, shall survive the Merger and shall continue in full force and effect (to the fullest extent such rights to indemnification are available under and consistent with Delaware law) for a period of six years from the Effective Time.

(b) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, for the benefit of the Indemnified Persons with respect to their acts and omissions as directors and officers occurring prior to the Effective Time, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form disclosed by the Company to Parent prior to the date of this Agreement (the “Existing D&O Policy”), to the extent that directors’ and officers’ liability insurance coverage is available on commercially reasonable terms; provided, however, that (i) the Surviving Corporation may substitute for the Existing D&O Policy a policy or policies of comparable coverage, and (ii) the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policy (or for any substitute policies) in excess of the lesser of (A) $1,000,000 or (B) an amount equal to 125% of the annual premium paid in 2003 for the Existing D&O Policy (the lesser of such amounts being referred to herein as the “Maximum Premium”). In the event any future annual premiums for the Existing D&O Policy (or any substitute policies) exceed the Maximum Premium in the aggregate, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

(c) Parent shall cause the Surviving Corporation to fulfill its obligations under Sections 6.5(a) and 6.5(b) above. Parent will not permit the Surviving Corporation (or the surviving corporation in the Second Merger) to merge or consolidate with any other Person unless the resulting or surviving entity assumes (by operation of law or otherwise) the obligations imposed by this Section 6.5.

6.6 Additional Agreements.

(a) Subject to Section 6.6(b), Parent and the Company shall use reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Contemplated Transactions and the Stockholder Agreements. Without limiting the generality of the foregoing, but subject to Section 6.6(b), each party to this Agreement (i) shall cause to be made all filings (if any) and cause to be given all notices (if any) required to be made and given by such party or any Subsidiary of such Party in connection with the Offer and the Merger and the other Contemplated Transactions and the Stockholder Agreements, (ii) shall use reasonable efforts to cause to be obtained each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Offer and the Merger and each of the other Contemplated Transactions and the Stockholder Agreements, and (iii) shall use reasonable efforts to lift any restraint, injunction or other legal bar to the Offer, the Merger or any of the other Contemplated Transactions or any of the Stockholder Agreements. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

(b) Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Acquisition Sub shall have any obligation under this Agreement: (i) to dispose of or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Corporations to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Corporations to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any technology, software or other Intellectual Property or Intellectual Property Rights, or to commit to cause any of the Acquired Corporations to license or otherwise make available to any Person any technology, software or other Intellectual Property or Intellectual Property Rights; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Corporations to hold separate any assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Corporations; or (vi) to contest any Legal Proceeding commenced by any Governmental Body relating to the Offer, the Merger or any of the other Contemplated Transactions or any of the Stockholder Agreements if Parent determines in good faith that the costs and other consequences of contesting such Legal Proceeding would make it inadvisable for Parent or Acquisition Sub to contest such Legal Proceeding.

6.7 Disclosure. Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Offer, the Merger or any of the other Contemplated Transactions or any of the Stockholder Agreements. Without limiting the generality of the foregoing, the Company shall not, and shall not permit any of its Subsidiaries or any Representative of any of the Acquired Corporations to, make any disclosure to employees of any of the Acquired Corporations, to the public or otherwise regarding the Offer, the Merger or any of the other Contemplated Transactions or any of the Stockholder Agreements unless (a) Parent shall have approved such disclosure or (b) the Company shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements and shall have provided Parent with reasonable advance notice of the Company’s intention to make such disclosure and the content of such disclosure.

6.8 Letter of the Company’s Accountants. Unless the All-Cash Election shall have been made, the Company shall use reasonable efforts to cause to be delivered to Parent a letter of Ernst & Young LLP, dated no more than two business days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

6.9 Listing. Unless the All-Cash Election shall have been made, Parent shall use reasonable efforts to cause the shares of Parent Common Stock being issued in the Offer to be approved for listing (subject to notice of issuance) on The Nasdaq National Market on or prior to the Acceptance Date, and Parent shall cause the shares of Parent Common Stock being issued in the Merger to be approved for listing (subject to notice of issuance) on The Nasdaq National Market at or prior to the Effective Time.

6.10 Section 16 Matters. Prior to the Effective Time, the Company shall take such reasonable steps as are required to cause the disposition of Company Common Stock and Company Options in connection with the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act. If the Company delivers the Section 16 Information (as defined below) to Parent at least 30 days prior to the Effective Time, then, prior to the Effective Time, Parent shall take such reasonable steps as are required to cause the acquisition of options to purchase shares of Parent Common Stock in connection with the Merger by each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act. For purposes of this Section 6.10, “Section 16 Information” shall mean, for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, the number of shares of Company Common Stock subject to Company Options held by such individual that are expected to be converted into options to purchase shares of Parent Common Stock in connection with the Merger.

6.11 Resignation of Officers and Directors. The Company shall use reasonable efforts to obtain and deliver to Parent at the Closing (effective as of the Effective Time) the resignation of each officer and director of each of the Acquired Corporations (other than those designees of Parent elected or appointed to the board of directors of each of the Acquired Corporations pursuant to Section 1.3).

6.12 Interim Operations of Acquisition Sub. During the Pre-Closing Period, Acquisition Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

6.13 Obligations of Acquisition Sub. Parent shall take all action necessary to cause Acquisition Sub to perform its obligations under this Agreement.

6.14 Tax Opinions. At or prior to the time of the filing of the Registration Statement, unless the All-Cash Election shall have been made, Parent, Acquisition Sub and the Company shall execute and deliver to Cooley

Godward LLP and to Bingham McCutchen LLP tax representation letters in customary form. Parent, Acquisition Sub and the Company shall each confirm to such counsel the accuracy and completeness of such tax representation letters as of the Acceptance Date. Following delivery of such tax representation letters, each of Parent and the Company shall use reasonable efforts to cause Cooley Godward LLP and Bingham McCutchen LLP, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the tax representation letters described in this Section 6.14.

6.15 Second Merger. Unless the All-Cash Election shall have been made, as soon as practicable after the Effective Time, but not later than 15 days after the Effective Time, Parent shall adopt and shall cause the Surviving Corporation to adopt an agreement and plan of merger and reorganization with respect to the Second Merger pursuant to which, not later than 15 days after the Effective Time, the Surviving Corporation shall be merged with and into Parent or, at Parent’s election, a wholly owned subsidiary of Parent, with Parent or such subsidiary being the surviving corporation of the Second Merger. Notwithstanding the foregoing, Parent and the Surviving Corporation shall not cause the Second Merger to be effected unless Parent and the Company have received, prior to the consummation of the Second Merger, an opinion of Cooley Godward LLP reasonably satisfactory to Parent (the “Closing Tax Opinion”) that the Offer, the Merger and the Second Merger together should constitute a reorganization under the provisions of Section 368(a) of the Code. The Closing Tax Opinion may rely on the tax representation letters described in Section 6.14 and on typical assumptions. It is intended that, unless the All-Cash Election shall have been made, and absent a change in facts or law subsequent to the date of this Agreement that prevents Parent from obtaining the Closing Tax Opinion, (i) the Second Merger shall occur, (ii) the acquisition of shares of Company Common Stock pursuant to the Offer, followed by the Merger and the Second Merger, together would qualify as a reorganization under the provisions of Section 368(a) of the Code, and (iii) this Agreement would constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the regulations under the Code. In the event that Cooley Godward LLP is unable to render the Closing Tax Opinion, the condition in this Section 6.15 relating to the delivery of the Closing Tax Opinion to Parent shall be deemed satisfied if Bingham McCutchen LLP renders the Closing Tax Opinion to Parent.

Section 7. CONDITIONS PRECEDENT TO THE MERGER

The respective obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1 Stockholder Approval. If required by applicable Legal Requirements in order to consummate the Merger, this Agreement shall have been duly adopted by the Required Company Stockholder Vote.

7.2 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Merger that makes consummation of the Merger illegal.

7.3 Effectiveness of Registration Statement. Unless the All-Cash Election shall have been made, the Registration Statement and the Post-Effective Amendment shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC and be outstanding, and no proceeding for that purpose shall have been initiated by the SEC and be outstanding or be threatened by the SEC, with respect to the Registration Statement or the Post-Effective Amendment.

7.4 Listing. Unless the All-Cash Election shall have been made, the shares of Parent Common Stock being issued in the Offer and in the Merger shall have been approved for listing (subject to notice of issuance) on The Nasdaq National Market.

7.5 Consummation of Offer. Acquisition Sub shall have accepted for exchange or payment all shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer.

Section 8. TERMINATION

8.1 Termination. This Agreement may be terminated:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) by either Parent or the Company at any time prior to the Effective Time if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of (i) permanently restraining, enjoining or otherwise prohibiting (A) the acquisition or acceptance for exchange or payment of, or the delivery of consideration in exchange for, any shares of Company Common Stock pursuant to the Offer or (B) the Merger, (ii) making illegal the acquisition of, or the delivery of consideration in exchange for, shares of Company Common Stock pursuant to the Offer, or (iii) making the consummation of the Merger illegal; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the issuance of such order, decree or ruling or the taking of such action is attributable to the failure of such party to perform in any material respect any covenant in this Agreement required to be performed by such party at or prior to the Effective Time;

(c) by either Parent or the Company at any time prior to the Acceptance Date if the Offer shall have expired without Acquisition Sub having accepted shares of Company Common Stock for exchange or payment pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if (i) the failure of Acquisition Sub to accept shares of Company Common Stock for exchange or payment pursuant to the Offer is attributable to the failure of an Offer Condition to be satisfied, and (ii) the failure of such Offer Condition to be satisfied is attributable to a failure, on the part of the party seeking to terminate this Agreement, to perform in any material respect any covenant in this Agreement required to be performed by such party on or prior to the Acceptance Date;

(d) by either Parent or the Company at any time after July 31, 2004 and prior to the Acceptance Date if the Acceptance Date shall not have occurred on or prior to July 31, 2004; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if (i) the failure of the Acceptance Date to occur on or prior to July 31, 2004 is attributable to the failure of an Offer Condition to be satisfied, and (ii) the failure of such Offer Condition to be satisfied is attributable to a failure on the part of such party to perform in any material respect any covenant in this Agreement required to be performed by such party on or prior to the Acceptance Date;

(e) by Parent at any time prior to the Acceptance Date if a Triggering Event shall have occurred;

(f) by the Company at any time prior to the Acceptance Date, in order to accept a Superior Offer and enter into the Specified Definitive Acquisition Agreement (as defined below) relating to such Superior Offer, if (i) such Superior Offer shall not have resulted from any breach of any of the provisions of Section 5.3 in any material respect or from any action taken by the Company or any of its Representatives with the intent of circumventing any of the provisions set forth in Section 5.3, (ii) the board of directors of the Company, after satisfying all of the requirements set forth in Section 1.2(b) and otherwise causing the Company to comply in all material respects with the provisions of this Agreement, shall have authorized the Company to enter into a binding, written, definitive acquisition agreement providing for the consummation of the transaction contemplated by such Superior Offer (the “Specified Definitive Acquisition Agreement”), (iii) the Company shall have delivered to Parent a written notice (that includes a copy of the Specified Definitive Acquisition Agreement as an attachment) containing the Company’s representation and warranty that the Specified Definitive Acquisition Agreement has been duly executed and delivered to the Company by the other party thereto, that the board of directors of the Company has authorized the execution and delivery of the Specified Definitive Acquisition Agreement on behalf of the Company and that the Company will enter into the Specified Definitive Acquisition Agreement immediately upon termination of this Agreement pursuant to this Section 8.1(f), (iv) a period of at least five business days shall have elapsed since the receipt by Parent of such notice, and the Company shall have made its Representatives fully available during such period for the purpose of engaging in negotiations with Parent regarding a possible amendment of the Offer or a possible alternative transaction, (v) any written proposal by Parent to amend the Offer or enter into an alternative transaction shall have been considered by the board of directors of the Company in good faith, and the Company’s board of directors shall have determined in good faith (after having taken into account the advice of the Company’s outside legal counsel and the advice of an independent financial advisor of nationally recognized reputation) that the terms of the proposed amended Offer (or other alternative transaction) are not as favorable to the Company’s stockholders, from a financial point of view, as the terms of the transaction contemplated by the Specified Definitive Acquisition Agreement, and (vi) the Company shall have paid to Parent the fee required to be paid to Parent pursuant to Section 8.3(c);

(g) by Parent at any time prior to the Acceptance Date if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), in either case such that the condition set forth in clause “(a)” or clause “(b)” of Exhibit B would not be satisfied (it being understood that, for purposes of determining the accuracy of such representations and warranties as of the date of this Agreement or as of any subsequent date, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded); or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in clause “(c)” of Exhibit B would not be satisfied; provided, however, that (x) if an inaccuracy in any of the Company’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company within 15 days after the date of the occurrence of such inaccuracy or breach and the Company is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach (1) during the 15-day period commencing on the date on which the Company receives notice of such inaccuracy or breach or (2) after such 15-day period if such inaccuracy or breach shall have been fully cured in a manner that does not result in a breach of any covenant of the Company, and (y) Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g) unless Parent shall have paid any fee required to be paid by Parent to the Company pursuant to Section 8.3(d);

(h) by the Company at any time prior to the Acceptance Date if: (i) Parent’s representations and warranties contained in this Agreement shall be materially inaccurate as of the date of this Agreement, or shall have become materially inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), and the inaccuracy in such representations and warranties has a material adverse effect on Parent’s or Acquisition Sub’s ability to purchase and pay for shares of Company Common Stock validly tendered pursuant to the Offer or on the Company’s ability to satisfy the Offer Conditions (including the Minimum Condition); or (ii) Parent shall have committed a material breach of its covenants contained in this Agreement and such breach has a material adverse effect on Parent’s or Acquisition Sub’s ability to purchase and pay for the shares of Company Common Stock validly tendered pursuant to the Offer or on the Company’s ability to satisfy the Offer Conditions (including the Minimum Condition); provided, however, that if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant by Parent is curable by Parent within 15 days after the date of the occurrence of such inaccuracy or breach and Parent is continuing to exercise reasonable efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach (1) during the 15-day period commencing on the date on which Parent receives notice of such inaccuracy or breach or (2) after such 15-day period if such inaccuracy or breach shall have been cured in a manner that does not result in a breach of any covenant of Parent; or

(i) by Parent at any time prior to the Acceptance Date if (i) a Company Material Adverse Effect shall have occurred or (ii) any event shall have occurred or circumstance shall have arisen that, in combination with any other events or circumstances, could reasonably be expected to have or result in a Company Material Adverse Effect; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(i) unless Parent shall have paid any fee required to be paid by Parent to the Company pursuant to Section 8.3(d).

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 8.3 and Section 9 (and the Company/Parent Confidentiality Agreement) shall survive the termination of this Agreement and shall remain in full force and effect, (ii) except as provided in Section 8.3(d), the termination of this Agreement shall not relieve any party from any liability for any willful breach of this Agreement and (iii) no termination of this Agreement shall in any way affect any of the parties’ rights or obligations with respect to any shares of Company Common Stock accepted for exchange or payment pursuant to the Offer prior to such termination.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Offer or the Merger is consummated; provided, however, that if (i) this Agreement is terminated by Parent pursuant to Section 8.1(c) or Section 8.1(d), (ii) immediately prior to the termination of this Agreement the number of shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer shall not have satisfied the Minimum Condition, and (iii) all other Offer Conditions are then satisfied, then, within five business days after receiving appropriate documentation therefor, Parent shall make a nonrefundable cash payment to the Company in an amount equal to the lesser of (A) the aggregate amount of all reasonable and documented out-of-pocket fees and expenses actually paid by the Company to its legal and financial advisors and accountants (at applicable standard or discounted rates) for services provided by them that relate exclusively to the Contemplated Transactions or (B) $750,000.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) or Section 8.1(d), (ii) at or prior to the time of the termination of this Agreement the commencement, submission or making of an Acquisition Proposal shall have been disclosed or announced, (iii) immediately prior to the termination of this Agreement the number of shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer shall not have satisfied the Minimum Condition, and (iv) within one year after the date of termination of this Agreement, an Acquisition Transaction is consummated or a definitive agreement contemplating an Acquisition Transaction is executed, then the Company shall pay to Parent, in cash at the earlier of the time such Acquisition Transaction is consummated or the time such definitive agreement is executed, a nonrefundable fee in the amount of $10,000,000 (it being understood that, for the sole purpose of this clause “(iv),” the references to “15%” in the definition of “Acquisition Transaction” shall be deemed instead to refer to “40%”).

(c) If this Agreement is terminated by Parent pursuant to Section 8.1(e) or by the Company pursuant to Section 8.1(f), then the Company shall pay to Parent, in cash at the time specified in the next sentence, a nonrefundable fee in the amount of $10,000,000. In the case of termination of this Agreement by Parent pursuant to Section 8.1(e), the fee referred to in the preceding sentence shall be paid by the Company within two business days after such termination; and in the case of termination of this Agreement by the Company pursuant to Section 8.1(f), the fee referred to in the preceding sentence shall be paid by the Company at or prior to the time of such termination.

(d) Notwithstanding anything to the contrary contained in this Agreement, if Parent wishes to terminate this Agreement and (1) determines in good faith that it may validly terminate this Agreement pursuant to Section 8.1(g), (2) determines in good faith that it may validly terminate this Agreement pursuant to Section 8.1(i), or (3) determines in good faith (x) that Parent was entitled not to accept shares of Company Common Stock for exchange or payment pursuant to the Offer, (y) that, as of the expiration date of the Offer, all Offer Conditions were satisfied or had been waived except for one or more of the Offer Conditions set forth in clauses “(a),” “(b)” and “(d)” of Exhibit B, and (z) that Parent may validly terminate this Agreement pursuant to Section 8.1(c) or Section 8.1(d), then (i) Parent shall deliver to the Company a notice of termination specifying that Parent has made the good faith determination set forth in clause “(1),” clause “(2)” or clause “(3)” of this sentence, (ii)

Parent shall pay to the Company, at or immediately following the delivery by Parent to the Company of such notice of termination, a nonrefundable fee in the amount of $10,000,000, (iii) upon the payment by Parent of such nonrefundable fee, this Agreement shall immediately terminate and be of no further force or effect, and (iv) following the payment by Parent of such nonrefundable fee, no party to this Agreement shall have any liability of any nature to any other party to this Agreement under or relating to this Agreement (whether for any inaccuracy in any representation or warranty, for any prior breach of this Agreement, for the termination of this Agreement or otherwise), and no party to this Agreement shall be entitled to contest or otherwise challenge the termination of this Agreement or the basis therefor; provided, however, that clause “(iv)” of this sentence shall not prevent the Company from bringing a contest or challenge that asserts that a determination set forth in clause “(1),” clause “(2)” or clause “(3)” of this sentence was not made by Parent in good faith.

(e) If either the Company or Parent fails to pay when due any amount payable under this Section 8.3, then (i) such party shall reimburse the other party for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.3, and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to such party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

Section 9. MISCELLANEOUS PROVISIONS

9.1 Amendment. Subject to Section 1.3, this Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Merger. Subject to the last sentence of Section 9.8, this Section 9.3 shall not limit any covenant of the parties which by its terms contemplates performance after the Effective Time.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Company/Parent Confidentiality Agreement shall not be superseded and shall remain in full force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

9.5 Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; and (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in Delaware. Each of the parties irrevocably waives the right to trial by jury.

9.6 Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained in Section 3, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section in Section 3, and shall not be deemed to relate to or to qualify any other representation or warranty, except where it is readily apparent from the substance of the matter disclosed that such information is intended to qualify another representation or warranty. For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule or in any update to the Disclosure Schedule shall be deemed to be a representation and warranty made by the Company in Section 3.

9.7 Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.8 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company’s rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than (i) the parties hereto and (ii) the Indemnified Persons to the extent of their respective rights pursuant to Section 6.5) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Acquisition Sub:

Synopsys, Inc.

700 East Middlefield Road

Mountain View, CA 94043

Attention: General Counsel

Facsimile: 650-965-8637

with a copy to:

Timothy J. Moore

Cooley Godward LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

Facsimile: 650-849-7400

if to the Company:

Monolithic System Technology, Inc.

1020 Stewart Drive

Sunnyvale, CA 94085

Attention: Chief Executive Officer

Facsimile: 408-731-1893

with a copy to:

Alan B. Kalin

Bingham McCutchen LLP

1900 University Avenue

East Palo Alto, CA 94303

Facsimile: 650-849-4800

9.10 Cooperation. The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement and the Stockholder Agreements.

9.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto shall replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SYNOPSYS, INC.

By:

MOUNTAIN ACQUISITION SUB, INC.

By:

MONOLITHIC SYSTEM TECHNOLOGY, INC.

By:

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Exhibit B):

Acceptance Date. “Acceptance Date” shall mean the first date on which Acquisition Sub accepts any shares of Company Common Stock for exchange or payment pursuant to the Offer.

Acquired Corporation Contract. “Acquired Corporation Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

Acquired Corporation IP. “Acquired Corporation IP” shall mean all (a) Intellectual Property Rights in the Acquired Corporation Products, (b) all Registered IP that is identified, or required to be identified, in Part 3.9(a) of the Disclosure Schedule, (c) all development or deployment tools (including scripts and makefiles) developed by or on behalf of any Acquired Corporation, and (d) all other Intellectual Property and Intellectual Property Rights developed by or on behalf of any Acquired Corporation or in which any Acquired Corporation otherwise has, or purports to have, an ownership interest or exclusive rights.

Acquired Corporation Products. “Acquired Corporation Products” shall mean and include (a) the memory technology known as “1T-SRAM” (including the versions of such technology known as 1T-SRAM-R, 1T-SRAM-M, and 1T-SRAM-Q, and any new versions currently under development) and related Intellectual Property (including the Atmos Compiler), (b) the stand-alone memory chips marketed or sold by any Acquired Corporation, and (c) all Acquired Corporation Software and other products or Intellectual Property marketed, licensed, sold, distributed, or otherwise made available by any Acquired Corporation.

Acquired Corporation Software. “Acquired Corporation Software” shall mean and include all software or firmware (including microcode) that is incorporated into, or otherwise is or is a part of, any Acquired Corporation Product, including the Atmos Compiler.

Acquired Corporation Source Code. “Acquired Corporation Source Code” shall mean any source code, or any portion, aspect or segment of any source code, relating to any Acquired Corporation IP.

Acquired Corporations. “Acquired Corporations” shall mean, collectively, the Company, its Subsidiaries and their respective predecessors (including any Entity that shall have merged into the Company or any Subsidiary of the Company).

Acquisition Inquiry. “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent) that could reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal. “Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction. “Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction

(i) in which any of the Acquired Corporations is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations, or (iii) in which any of the Acquired Corporations issues securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition by any of the Acquired Corporations of any material business or material assets (other than the license of material assets in the ordinary course of business and consistent with past practices); or

(c) any liquidation or dissolution of any of the Acquired Corporations.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

Atmos Compiler. “Atmos Compiler” shall mean the software compiler developed by or for Atmos Corporation (prior to the acquisition of Atmos Corporation by the Company) and all related Intellectual Property, and all subsequent versions thereof and modifications thereto developed by or for any Acquired Corporation.

Company Common Stock. “Company Common Stock” shall mean the Common Stock, $0.01 par value per share, of the Company. Except where the context otherwise requires, all references in the Agreement to Company Common Stock or to shares of Company Common Stock shall include the associated Company Rights.

Company Material Adverse Effect. “Company Material Adverse Effect” shall mean any effect, change, event or circumstance that, considered together with all other effects, changes, events or circumstances, is or could reasonably be expected to be or to become materially adverse to, or has or could reasonably be expected to have or result in a material adverse effect on, (a) the business, condition (financial or otherwise), assets (including Intellectual Property) or results of operations of the Acquired Corporations, taken as a whole, (b) the ability of the Company to consummate the Merger or any of the other Contemplated Transactions or to perform any of its obligations under the Agreement, (c) the ability of Parent or Acquisition Sub (i) to acquire, or deliver any consideration in exchange for, shares of Company Common Stock pursuant to the Offer, (ii) to consummate the Merger or any of the other Contemplated Transactions and the Stockholder Agreements or (iii) to enforce any of its rights or to perform any of its covenants under the Agreement or the Stockholder Agreements, or (d) Parent’s ability to hold, transfer, vote, receive dividends with respect to or otherwise exercise ownership rights with respect to any shares of the stock of Acquisition Sub or the Surviving Corporation; provided, however, that a particular effect, change, event or circumstance shall not, in and of itself, be deemed to constitute a Company Material Adverse Effect: (1) if such effect, change, event or circumstance resulted directly from general economic or industry conditions that do not affect the Acquired Corporations in a disproportionate manner; (2) if (A) such effect, change, event or circumstance resulted directly and exclusively from the resignation of employees of the Company (other than Fu-Chieh Hsu, Wing Yu Leung and engineers employed by the Acquired Corporations as of the date of the Agreement) and (B) the Company conclusively proves that such resignation would not have occurred if the Offer had never been announced and that such resignation would not have occurred if the Offer were being made by a Person unaffiliated with Parent, or (3) if (A) such effect, change, event or circumstance resulted directly and exclusively from the termination by any customer of its customer relationship with any of the Acquired Corporations and (B) the Company conclusively proves that such termination would not have occurred if the Offer had never been announced and that such termination would not have occurred if the Offer were being made by a Person unaffiliated with Parent.

Company/Parent Confidentiality Agreement. “Company/Parent Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of January 20, 2004, between the Company and Parent.

Company Preferred Stock. “Company Preferred Stock” shall mean the Preferred Stock, $0.01 par value per share, of the Company.

Company Rights. “Company Rights” shall mean the rights issued pursuant to the Company Rights Agreement.

Company Rights Agreement. “Company Rights Agreement” shall mean that certain Rights Agreement, dated as of October 11, 2000, between the Company and Wells Fargo Minnesota, N.A. as Rights Agent.

Company SEC Documents. “Company SEC Documents” shall mean each report, registration statement and definitive proxy statement filed by the Company with the SEC since January 1, 2001.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions. “Contemplated Transactions” shall mean: (i) all actions and transactions contemplated by the Agreement, including (A) the Offer and the acceptance for exchange or payment of shares of Company Common Stock pursuant to the Offer, (B) the Merger and (C) the Second Merger (to the extent the Second Merger is required to be consummated); and (ii) all actions and transactions contemplated by the Stockholder Agreements.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Disclosure Schedule. “Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of Section 9.6 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Foreign Plan. “Foreign Plan” shall mean (a) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body outside the United States to which any of the Acquired Corporations is required to contribute or under which any of the Acquired Corporations has or may have any liability, (b) any Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside the United States and (c) any Employee Plan that covers or has covered any former or current employee, consultant or director of any of the Acquired Corporations whose services are or have been performed primarily outside of the United States.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement (including any of the foregoing that relate to export control); or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Intellectual Property. “Intellectual Property” shall mean and include all algorithms, APIs, apparatus, circuit designs and assemblies, compilers, gate arrays, IP blocks or cores, logic cells, register transfer level (RTL) code, schematics, netlists, photomasks, semiconductor devices, test vectors, databases and data collections, diagrams, formulae, hardware schema, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form including source code and executable or object code), subroutines and libraries, user interfaces, techniques, URLs, web sites, works of authorship, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies, and summaries).

Intellectual Property Rights. “Intellectual Property Rights” shall mean and include all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask works; (b) trademark and trade name rights and similar rights (including domain name registrations); (c) trade secret rights; (d) patents and industrial property rights; (e) other proprietary rights in Intellectual Property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

Knowledge. The term “knowledge,” when used to refer to the knowledge of the Company, shall mean the knowledge or awareness of any of Fu-Chieh Hsu, Wing Yu Leung, Mark Eric Jones, Mark Voll or Andre Hassan.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the Nasdaq National Market).

Parent Average Stock Price. “Parent Average Stock Price” shall mean the average of the closing trading prices for one share of Parent Common Stock as reported on the Nasdaq National Market for the five trading day period ending immediately prior to (and excluding) the trading day immediately before the Acceptance Date.

Parent Common Stock. “Parent Common Stock” shall mean the Common Stock, $0.01 par value per share, of Parent.

Parent SEC Documents. “Parent SEC Documents” shall mean each report, registration statement and definitive proxy statement filed by Parent with the SEC since January 1, 2003.

Per Share Consideration. If Parent does not make the All-Cash Election, “Per Share Consideration” shall mean the Exchange Offer Cash Amount and the fraction of a share of Parent Common Stock represented by the

Applicable Fraction. If Parent makes the All-Cash Election, “Per Share Consideration” shall mean the All-Cash Dollar Amount.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Post-Effective Amendment. “Post-Effective Amendment” shall mean a post-effective amendment to the Registration Statement for the offer and sale of shares of Parent Common Stock in connection with the Merger, in which the Proxy Statement shall be included as a prospectus.

Proxy Statement. “Proxy Statement” shall mean the proxy or information statement of the Company to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or filed with, or issued under the authority of, any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks and all applications for any of the foregoing.

Representatives. “Representatives” shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Subsidiary. An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests or such Entity.

Superior Offer. “Superior Offer” shall mean an unsolicited, bona fide written offer made by a third party to purchase all or substantially all of the outstanding shares of Company Common Stock (other than shares of Company Common Stock already held by such third party) on terms that the board of directors of the Company determines, in its good faith judgment, after taking into account the advice of an independent financial advisor of nationally recognized reputation, to be more favorable to the Company’s stockholders than the terms of the Offer or the Merger; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by such third party.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Triggering Event. A “Triggering Event” shall be deemed to have occurred if: (i) the board of directors of the Company shall have failed to unanimously recommend that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock pursuant to the Offer or vote to adopt the Agreement, or shall have withdrawn or modified in a manner adverse to Parent the Company Board Recommendation, or shall have taken any other action that is reasonably determined by Parent to indicate clearly that the board of directors of the Company does not unanimously support the Offer or the Merger or does not unanimously believe that the Offer and the Merger are in the best interests of the Company’s stockholders; (ii) the Company shall have failed to include in the Schedule 14D-9 the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Offer and the Merger are in the best interests of the Company’s stockholders; (iii) following the disclosure or announcement of an Acquisition Proposal or an Acquisition Inquiry, the board of directors of the Company fails to reaffirm publicly the Company Board Recommendation, or fails to reaffirm publicly its determination that the Offer and the Merger are in the best interests of the Company’s stockholders, within five business days after Parent requests in writing that such recommendation or determination be reaffirmed publicly; (iv) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal; (v) the Company shall have executed and delivered any letter of intent, memorandum of understanding or similar document or Contract relating to any Acquisition Proposal (other than a confidentiality agreement executed and delivered in accordance with clause “(3)” of the proviso to the final sentence of Section 5.3(a) of the Agreement); (vi) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; (vii) an Acquisition Proposal is publicly announced, and the Company fails to issue a press release announcing its opposition to such Acquisition Proposal within five business days after Parent requests in writing that the Company take a position with respect to such Acquisition Proposal; (viii) the Company or any Representative of the Company shall have breached any of the provisions set forth in Section 5.3 in any material respect; or (ix) any stockholder of the Company who has executed and delivered a Stockholder Agreement shall have materially breached such Stockholder Agreement.

Unaudited 2003 Year-End Balance Sheet. “Unaudited 2003 Year-End Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its consolidated subsidiaries included in the Unaudited 2003 Year-End Financial Statements.

Unaudited 2003 Year-End Financial Statements. “Unaudited 2003 Year-End Financial Statements” shall mean the unaudited consolidated balance sheet of the Company and its consolidated subsidiaries as of December 31, 2003 and the related unaudited statement of income, statement of stockholders’ equity and statement of cash flows of the Company and its consolidated subsidiaries for the year then ended.

EXHIBIT B

CONDITIONS TO THE OFFER

The obligation of Acquisition Sub to accept for exchange or payment, and to deliver consideration in exchange for, shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the additional conditions set forth in clauses “(a)” through “(q)” below. Accordingly, notwithstanding any other provision of the Offer or the Agreement, Acquisition Sub shall not be required to accept for exchange or payment or deliver any consideration in exchange for, and may delay the acceptance for exchange or payment or the delivery of consideration in exchange for, any tendered shares of Company Common Stock, and may terminate the Offer on any scheduled expiration date and not accept for exchange or payment any tendered shares of Company Common Stock, if (i) the Minimum Condition shall not be satisfied by 12:00 midnight, Eastern Time, on the expiration date of the Offer, or (ii) any of the following additional conditions shall not be satisfied:

(a) each of the representations and warranties of the Company contained in Sections 3.3, 3.22, 3.23 and 3.29 of the Agreement shall have been accurate in all material respects as of the date of the Agreement and shall be accurate in all material respects as of the expiration date of the Offer as if made on and as of such expiration date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of the Agreement shall be disregarded);

(b) each of the representations and warranties of the Company contained in the Agreement (other than the representations and warranties identified in clause “(a)” above) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects as of the expiration date of the Offer as if made on and as of such expiration date, except that any inaccuracies in such representations and warranties will be disregarded if all circumstances rendering such representations and warranties inaccurate (as of the date of the Agreement, as of the expiration date of the Offer or otherwise), considered collectively, do not constitute, and could not reasonably be expected to have or result in, a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of the Agreement shall be disregarded);

(c) each covenant that the Company is required to comply with or to perform on or prior to the Acceptance Date shall have been complied with and performed in all material respects;

(d) since the date of the Agreement, there shall not have been any Company Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have or result in a Company Material Adverse Effect;

(e) the waiting period applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) any waiting period applicable to the Offer or the Merger under any applicable foreign antitrust or competition-related Legal Requirement shall have expired or been terminated, and any Consent required under any applicable foreign antitrust or competition-related Legal Requirement in connection with the Offer or the Merger shall have been obtained and shall be in full force and effect;

(g) Parent and the Company shall have received a certificate executed by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(a),” “(b),” “(c)” and “(d)” of this Exhibit B have been duly satisfied;

(h) unless the All-Cash Election shall have been made, the shares of Parent Common Stock to be issued in the Offer and the Merger shall have been approved for listing (subject to notice of issuance) on The Nasdaq National Market;

(i) unless the All-Cash Election shall have been made, the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order shall have been issued by the SEC, and no proceeding for that purpose shall have been initiated by the SEC or be threatened by the SEC with respect to the Registration Statement;

(j) no temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or delivery of consideration in exchange for shares of Company Common Stock pursuant to the Offer or preventing consummation of the Merger or any of the other Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Offer or the Merger or any of the other Contemplated Transactions that makes the acquisition of or delivery of consideration in exchange for shares of Company Common Stock pursuant to the Offer, or the consummation of the Merger or any of the other Contemplated Transactions, illegal;

(k) there shall not be pending or threatened any Legal Proceeding to which any Governmental Body is or is threatened to become a party (i) challenging or seeking to restrain or prohibit the acquisition of or delivery of consideration in exchange for shares of Company Common Stock pursuant to the Offer or the consummation of the Merger or any of the other Contemplated Transactions or the Stockholder Agreements, (ii) relating to the Offer, the Merger or any of the other Contemplated Transactions or the Stockholder Agreements and seeking to obtain from Parent or any of the Acquired Corporations any damages or other relief that may be material to Parent or the Acquired Corporations (taken as a whole), (iii) seeking to prohibit or limit in any material respect Parent’s ability to hold, transfer, vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Acquisition Sub or the Surviving Corporation, (iv) that could materially and adversely affect the right of Parent or the Acquired Corporations to own the assets or operate the business of the Acquired Corporations, or (v) seeking to compel any of the Acquired Corporations, Parent or any subsidiary of Parent to dispose of or hold separate any shares of Company Common Stock or any material assets as a result of the Offer, the Merger or any of the other Contemplated Transactions;

(l) there shall not be pending any Legal Proceeding that, if adversely determined, could reasonably be expected to have a Company Material Adverse Effect (i) challenging or seeking to restrain or prohibit the acquisition of or delivery of consideration in exchange for shares of Company Common Stock pursuant to the Offer or the consummation of the Merger or any of the other Contemplated Transactions or the Stockholder Agreements, (ii) relating to the Offer, the Merger or any of the other Contemplated Transactions or the Stockholder Agreements and seeking to obtain from Parent or any of the Acquired Corporations any damages or other relief that may be material to Parent or the Acquired Corporations (taken as a whole), (iii) seeking to prohibit or limit in any material respect Parent’s ability to hold, transfer, vote, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of Acquisition Sub or the Surviving Corporation, or (iv) that could materially and adversely affect the right of Parent or the Acquired Corporations to own the assets or operate the business of the Acquired Corporations;

(m) there shall not have occurred and be continuing (i) any general suspension of trading in securities on the New York Stock Exchange or The Nasdaq Stock Market, (ii) any declaration by a Governmental Body of a banking moratorium in the United States or in any other jurisdiction in which Parent or any of the Acquired Corporations has material assets or operations, or any suspension of payments in respect of banks in the United States or in any other jurisdiction in which Parent or any of the Acquired Corporations has material assets or operations, or (iii) any war, armed hostilities, act of terrorism or other international or national calamity that (A) directly or indirectly involves the United States or any other jurisdiction in which Parent or any of the Acquired Corporations has assets or operations that are material to Parent or to the Acquired Corporations (taken as a whole) and (B) has had or could reasonably be expected to have a significant adverse impact on (1) United States or foreign financial markets, (2) the semiconductor industry in the United States or in any other jurisdiction in which Parent or any of the Acquired Corporations has assets or operations that are material to Parent or to the Acquired Corporations (taken as a whole) or (3) the business of Parent or the Acquired Corporations (taken as a whole);

(n) no Triggering Event shall have occurred;

(o) neither Fu-Chieh Hsu nor Wing Yu Leung shall have ceased to be employed by the Company or shall have communicated to an officer of the Company or Parent any intention to terminate his employment with any of the Acquired Corporations or to decline to accept employment with Parent or the Surviving Corporation; and no more than 25% of the engineers employed by the Acquired Corporations as of the date of the Agreement who have received, prior to the Acceptance Date, offers of at-will employment by or on behalf of Parent or the Surviving Corporation containing terms relating to their compensation and benefits that are no less favorable in the aggregate than the terms of their employment relating to compensation and benefits as of the date of the Agreement shall have ceased to be employed by any of the Acquired Corporations, or shall have communicated to an officer of the Company or Parent any intention to terminate their employment with any of the Acquired Corporations or to decline to accept employment with Parent or the Surviving Corporation;

(p) the Agreement shall not have been terminated; and

(q) each of the Noncompetition Agreements executed and delivered to Parent as of the date of the Agreement by Fu-Chieh Hsu and Wing Yu Leung shall be in full force and effect, and Fu-Chieh Hsu and Wing Yu Leung shall have executed and delivered to the Company and Parent a Proprietary Information and Inventions Assignment Agreement in the form previously delivered by Parent to the Company.

The foregoing conditions are for the sole benefit of Parent and Acquisition Sub and may be waived by Parent and Acquisition Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Acquisition Sub.

EXHIBITS

Exhibit A — Certain Definitions

Exhibit B — Conditions to the Offer

Exhibit 2.2

STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT (“Stockholder Agreement”) is entered into as of February 23, 2004, by and among: SYNOPSYS, INC., a Delaware corporation (“Parent”); MOUNTAIN ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and the stockholder of Monolithic System Technology, Inc., a Delaware corporation (the “Company”) identified on the signature page hereto (“Stockholder”).

RECITALS

A. Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of certain shares of common stock of the Company.

B. Parent, Acquisition Sub and the Company are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (the “Reorganization Agreement”) which provides (subject to the conditions set forth therein) for Parent to acquire the Company by (i) causing Acquisition Sub to make an exchange offer as contemplated by the Reorganization Agreement (the “Offer”) for all of the issued and outstanding shares of common stock of the Company (“Company Common Stock”), and (ii) after the acquisition by Acquisition Sub of shares of Company Common Stock tendered pursuant to the Offer, causing Acquisition Sub to merge into the Company (the merger of Acquisition Sub into the Company being referred to as the “Merger”).

C. In the Merger, each outstanding share of Company Common Stock is to be converted into the right to receive the same consideration payable for each share of Company Common Stock tendered pursuant to the Offer.

D. Stockholder is entering into this Stockholder Agreement in order to induce Parent to enter into the Reorganization Agreement.

AGREEMENT

The parties to this Stockholder Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Stockholder Agreement:

(a) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of such security.

(b) “Proxy Expiration Date” shall mean the earlier of: (i) the date upon which the Reorganization Agreement is terminated in accordance with Section 8.1 of the Reorganization Agreement; or (ii) the date upon which the Merger becomes effective.

(c) “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the date of this Stockholder Agreement; (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights

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to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the period from the date of this Stockholder Agreement through the Proxy Expiration Date; and (iii) all securities into which any of the securities of the Company described in clause “(i)” or clause “(ii)” above are exchanged or converted.

(d) “Subject Shares” shall mean: (i) all outstanding shares of Company Common Stock Owned by Stockholder as of the date of this Stockholder Agreement; (ii) all additional shares of Company Common Stock that are or become outstanding of which Stockholder acquires Ownership during the period from the date of this Stockholder Agreement through the Proxy Expiration Date; and (iii) all securities into which any of the shares of Company Common Stock described in clause “(i)” or clause “(ii)” above are exchanged or converted.

(e) A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person other than Parent; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent; or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

(f) Other capitalized terms used but not otherwise defined in this Stockholder Agreement have the meanings assigned to such terms in the Reorganization Agreement.

SECTION 2. TRANSFER OF SUBJECT SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3, during the period from the date of this Stockholder Agreement through the Proxy Expiration Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected other than as contemplated by Section 3.

2.2 Restriction on Transfer of Voting Rights. During the period from the date of this Stockholder Agreement through the Proxy Expiration Date, Stockholder shall ensure that, other than as contemplated by this Stockholder Agreement: (a) none of the Subject Securities is deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

2.3 Permitted Transfers. Section 2.1 shall not prohibit a Transfer of Subject Securities by Stockholder: (a) if Stockholder is an individual, (i) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or (ii) upon the death of Stockholder; (b) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation under common control with Stockholder; or (c) if Stockholder is the trustee of a trust, to one or more beneficiaries of such trust; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Stockholder Agreement. No such transfer shall constitute or result in a release of any transferor from any of its obligations under this Agreement, and following any such transfer the transferor shall remain jointly and severally liable with the transferee for any breach of this Agreement by the transferee.

SECTION 3. AGREEMENT TO TENDER

3.1 Tender of Subject Shares. Stockholder agrees (a) to promptly (and, in any event, not later than five business days after the Offer Commencement Date) validly tender or cause to be validly tendered, pursuant to and in accordance with the terms of the Offer, all of the Subject Shares Owned by Stockholder as of the date of this Stockholder Agreement (free and clear of any encumbrances or restrictions), and (b) if Stockholder acquires Ownership of any additional Subject Shares after the date of this Stockholder Agreement, to promptly (and, in

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any event, not later than two business days after Stockholder acquires Ownership of such additional Subject Shares) validly tender or cause to be validly tendered, pursuant to and in accordance with the terms of the Offer, all of such additional Subject Shares (free and clear of any encumbrances or restrictions).

3.2 No Withdrawal. Stockholder agrees not to withdraw, and agrees not to permit the withdrawal of, any of the Subject Shares from the Offer unless and until (a) the Offer expires without Acquisition Sub having accepted for payment any shares of Company Common Stock validly tendered in the Offer or (b) the Reorganization Agreement is terminated in accordance with Section 8.1 of the Reorganization Agreement.

3.3 Conditional Obligation. Stockholder acknowledges and agrees that Acquisition Sub’s obligation to accept for payment shares of Company Common Stock in the Offer, including any Subject Shares tendered by Stockholder, is subject to the terms and conditions of the Reorganization Agreement and the Offer.

3.4 10b-5-1 Plan. Notwithstanding any provision of this Stockholder Agreement to the contrary, this Stockholder Agreement shall not prohibit the Transfer of any Subject Shares required to be sold pursuant to the terms of any 10b-5-1 plan which has been entered into by the Stockholder prior to the date hereof and which remains in effect as of the date hereof, and Stockholder shall not be required to tender a number of Subject Shares equal to the number of shares of Company Common Stock required to be so sold by Stockholder pursuant to the terms of such plan during the period between the date of this Agreement and the expiration date of the Offer (as it may be extended from time to time). Stockholder shall terminate any such 10b-5-1 plan within 15 days of commencement of the Offer, subject to applicable Legal Requirements governing the termination of such plan.

SECTION 4. VOTING OF SHARES

4.1 Voting Covenant. Stockholder hereby agrees that, prior to the Proxy Expiration Date, at any meeting of the stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, unless otherwise directed in writing by Parent, Stockholder shall cause the Subject Shares to be voted:

(a) in favor of the Merger, the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the Reorganization Agreement and the terms thereof, in favor of each of the other actions contemplated by the Reorganization Agreement and in favor of any action in furtherance of any of the foregoing;

(b) against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Reorganization Agreement; and

(c) against the following actions (other than the Merger and the transactions contemplated by the Reorganization Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (ii) any sale, lease, sublease, license, sublicense or transfer of a substantial portion of the rights or other assets of the Company or any subsidiary of the Company; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; (iv) any change in a majority of the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; and (vii) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Stockholder Agreement.

Prior to the Proxy Expiration Date, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a),” clause “(b)” or clause “(c)” of the preceding sentence.

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4.2 PROXY; FURTHER ASSURANCES.

(a) Contemporaneously with the execution of this Stockholder Agreement: (i) Stockholder shall deliver to Parent a proxy in the form attached to this Stockholder Agreement as Exhibit A, which shall be irrevocable (at all times prior to the Proxy Expiration Date) to the fullest extent permitted by law with respect to the shares referred to therein (the “Proxy”); and (ii) Stockholder shall cause to be delivered to Parent an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934), but not of record, by Stockholder.

(b) Stockholder shall, at Stockholder’s own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Stockholder Agreement.

(c) Stockholder shall not enter into any tender, voting or other agreement, or grant a proxy or power of attorney, with respect to any of the Subject Securities that is inconsistent with this Stockholder Agreement or otherwise take any other action with respect to any of the Subject Securities that would in any way restrict, limit or interfere with the performance of Stockholder’s obligations hereunder or the transactions contemplated hereby.

SECTION 5. WAIVER OF APPRAISAL RIGHTS

Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger or any related transaction that Stockholder or any other Person may have by virtue of, or with respect to, any Subject Securities.

SECTION 6. NO SOLICITATION

Stockholder agrees that, during the period from the date of this Stockholder Agreement through the Proxy Expiration Date, Stockholder shall not, directly or indirectly, and Stockholder shall ensure that Stockholder’s Representatives do not, directly or indirectly: (a) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (b) furnish any information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could lead to an Acquisition Proposal; (c) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal; (d) approve, endorse or recommend any Acquisition Proposal; or (e) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that if Stockholder is also a member of the board of directors of the Company, nothing in this Section 6 shall prohibit Stockholder in his capacity as a member of the board of directors of the Company from taking any action consistent with his fiduciary duties to the Company as a director thereof, but only as and to the extent permitted by Section 5.3 of the Reorganization Agreement. Stockholder shall immediately cease and discontinue, and Stockholder shall ensure that Stockholder’s Representatives immediately cease and discontinue, any existing discussions with any Person that relate to any Acquisition Proposal.

SECTION 7. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent and Acquisition Sub as follows:

7.1 Authorization, etc. Stockholder has the right, power, authority and capacity to execute and deliver this Stockholder Agreement and the Proxy and to perform Stockholder’s obligations hereunder and thereunder. This Stockholder Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute

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legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. Any proxy delivered pursuant to Section 4.2(a)(ii) has been duly executed and delivered by the Person that executed such proxy. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a trustee of a trust, then such trust is validly existing and Stockholder is a trustee of such trust and has all necessary power and authority, without the Consent or approval of any other trustee or any beneficiary or other Person, to execute and deliver this Stockholder Agreement.

7.2 No Conflicts or Consents.

(a) The execution and delivery of this Stockholder Agreement and the Proxy (and any other proxy delivered pursuant to Section 4.2(a)(ii)) do not, and the performance of this Stockholder Agreement and the Proxy (and any other proxy delivered pursuant to Section 4.2(a)(ii)) will not: (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which Stockholder or any of Stockholder’s assets is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s affiliates, family members or assets is or may be bound or affected if the termination, amendment, acceleration, cancellation, restriction or encumbrance would have an adverse effect on Stockholder’s ability to execute, deliver or perform its obligations under this Stockholder Agreement or on any of Parent’s rights hereunder.

(b) The execution and delivery of this Stockholder Agreement and the Proxy by Stockholder do not, and the performance of this Stockholder Agreement and the Proxy by Stockholder will not, require any Consent or approval of any Person. The execution and delivery of any additional proxy pursuant to Section 4.2(a)(ii) with respect to any shares of Company Common Stock that are owned beneficially but not of record by Stockholder do not, and the performance of any such additional proxy will not, require any Consent or approval of any Person.

(c) Exhibit B identifies each Contract under which Stockholder or any affiliate or family member of Stockholder has or may acquire any right against any of the Acquired Corporations. Except as disclosed on Exhibit B, neither Stockholder nor any affiliate of Stockholder shall have any rights or claims under any such Contract against the Company, Parent or any other Person after the Effective Time.

7.3 Title to Securities. As of the date of this Stockholder Agreement: (a) Stockholder holds of record (free and clear of any encumbrances or restrictions) the number of outstanding shares of Company Common Stock set forth under the heading “Shares Held of Record” on the signature page hereof; (b) Stockholder holds (free and clear of any encumbrances or restrictions) the options, warrants and other rights to acquire shares of Company Common Stock set forth under the heading “Options and Other Rights” on the signature page hereof; (c) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof. If applicable, the signature page indicates shares of record held by stockholder individually or through a trust.

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7.4 Accuracy of Representations. The representations and warranties contained in this Stockholder Agreement are accurate in all respects as of the date of this Stockholder Agreement, and will be accurate in all respects at all times through and including the Proxy Expiration Date as if made as of any of such times.

SECTION 8. ADDITIONAL COVENANTS OF STOCKHOLDER

8.1 Stockholder Information. Stockholder hereby agrees to permit Parent and Acquisition Sub to publish and disclose in the Offer Documents and, if approval of the stockholders of the Company is required in order to permit the consummation of the Merger under the terms of the DGCL or other applicable law, in the Proxy Statement, Stockholder’s identity and record or beneficial ownership of shares of Company Common Stock and the nature of Stockholder’s commitments, arrangements and understandings under this Stockholder Agreement.

8.2 Further Assurances. From time to time and without additional consideration, Stockholder shall (at Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at Stockholder’s sole expense) take such further actions, as Parent may request for the purpose of carrying out and furthering the intent of this Stockholder Agreement.

8.3 Legends. If requested by Parent, immediately after the execution of this Stockholder Agreement (and from time to time upon the acquisition by Stockholder of Ownership of any shares of Company Common Stock prior to the Proxy Expiration Date), Stockholder shall cause each certificate evidencing any outstanding shares of Company Common Stock or other securities of the Company Owned by Stockholder to be surrendered so that the transfer agent for such securities may affix thereto a legend in the following form:

THE SECURITY OR SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF A STOCKHOLDER AGREEMENT DATED AS OF FEBRUARY 23, 2004, AS IT MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE ISSUER.

SECTION 9. MISCELLANEOUS

9.1 Survival of Representations, Warranties and Agreements. All representations, warranties and covenants of Stockholder in this Stockholder Agreement shall survive the Merger and shall survive the Proxy Expiration Date.

9.2 Termination. This Agreement shall automatically terminate with respect to Stockholder upon the earliest of (i) the Effective Time, (ii) the termination of the Reorganization Agreement in accordance with any provision of Section 8.1 thereof or (iii) the effectiveness of any amendment to the Reorganization Agreement that is effected without such Stockholder’s consent that decreases the Per Share Consideration.

9.3 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Stockholder Agreement shall be paid by the party incurring such costs and expenses.

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9.4 Notices. Any notice or other communication required or permitted to be delivered to any party under this Stockholder Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other party hereto):

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent or Acquisition Sub:

Synopsys, Inc.

700 East Middlefield Road

Mountain View, CA 94043

Attention: General Counsel

Facsimile: 650-965-8637

9.5 Severability. Any term or provision of this Stockholder Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Stockholder Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

9.6 Entire Agreement. This Stockholder Agreement and the Proxy constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Stockholder Agreement shall be binding upon either party unless made in writing and signed by both parties.

9.7 Assignment; Binding Effect. Except as provided herein, neither this Stockholder Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Stockholder Agreement shall be binding upon Stockholder and Stockholder’s heirs, estate, executors and personal representatives and Stockholder’s successors and assigns, and shall inure to the benefit of Parent and Acquisition Sub and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Stockholder Agreement, this Stockholder Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Stockholder Agreement is intended to confer on any Person (other than Parent and Acquisition Sub and their respective successors and assigns) any rights or remedies of any nature. This Stockholder Agreement, and any rights of Parent or Acquisition Sub under this Stockholder Agreement (including Parent’s rights with respect to the Option), may be freely assigned by Parent or Acquisition Sub to any affiliate of Parent or Acquisition Sub without any Consent of Stockholder or any other Person.

9.8 Independence of Obligations. The covenants of Stockholder set forth in this Stockholder Agreement shall be construed as independent of any other agreement or arrangement between Stockholder, on the one hand, and the Company, Parent or Acquisition Sub, on the other. The existence of any claim or cause of action by

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Stockholder against the Company, Parent or Acquisition Sub shall not constitute a defense to the enforcement of any of such covenants against Stockholder.

9.9 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Stockholder Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Stockholder Agreement or in the Proxy, each of Parent and Acquisition Sub shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and Stockholder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.10 Non-Exclusivity. The rights and remedies of Parent and Acquisition Sub under this Stockholder Agreement are not exclusive of or limited by any other rights or remedies which they may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent and Acquisition Sub under this Stockholder Agreement, and the obligations and liabilities of Stockholder under this Stockholder Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations.

9.11 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Stockholder Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action between the parties arising out of or relating to this Stockholder Agreement or any of the transactions contemplated by this Stockholder Agreement, Stockholder irrevocably and unconditionally consents and submits to the jurisdiction and venue of the state and federal courts located in the Northern District of California and the State of Delaware.

(b) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.

9.12 Counterparts. This Stockholder Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.13 Captions. The captions contained in this Stockholder Agreement are for convenience of reference only, shall not be deemed to be a part of this Stockholder Agreement and shall not be referred to in connection with the construction or interpretation of this Stockholder Agreement.

9.14 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Stockholder Agreement or the enforcement of any provision of this Stockholder Agreement is brought against Stockholder, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

9.15 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Stockholder Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Stockholder Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no

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single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Stockholder Agreement, or any power, right, privilege or remedy of Parent under this Stockholder Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.16 Construction.

(a) For purposes of this Stockholder Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Stockholder Agreement.

(c) As used in this Stockholder Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Stockholder Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Stockholder Agreement and Exhibits to this Stockholder Agreement.

[Remainder of page intentionally left blank.]

9

IN WITNESS WHEREOF, Parent, Acquisition Sub and Stockholder have caused this Stockholder Agreement to be executed as of the date first written above.

SYNOPSYS, INC.

By

Title

MOUNTAIN ACQUISITION SUB, INC.

By

Title

STOCKHOLDER

Signature

Printed Name

Address:

Facsimile:

Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned

Signature Page to Stockholder Agreement

EXHIBIT A

FORM OF IRREVOCABLE PROXY

The undersigned stockholder (“Stockholder”) of MONOLITHIC SYSTEM TECHNOLOGY, Inc., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes REX S. JACKSON, SYNOPSYS, INC., a Delaware corporation (“Parent”) and MOUNTAIN ACQUISITION SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”), and each of them, the attorneys and proxies of Stockholder, with full power of substitution and resubstitution, to the full extent of Stockholder’s rights with respect to: (a) the outstanding shares of capital stock of the Company owned of record by Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy; and (b) any and all other shares of capital stock of the Company which Stockholder may acquire on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses “(a)” and “(b)” of the immediately preceding sentence are collectively referred to as the “Shares.”) Upon the execution hereof, all prior proxies given by Stockholder with respect to any of the Shares are hereby revoked, and Stockholder agrees that no subsequent proxies will be given with respect to any of the Shares.

This proxy is irrevocable, is coupled with an interest and is granted in connection with, and as security for, the Stockholder Agreement, dated as of the date hereof, among Parent, Acquisition Sub and Stockholder (the “Stockholder Agreement”), and is granted in consideration of Parent and Acquisition Sub entering into the Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, among Parent, Acquisition Sub and the Company (the “Reorganization Agreement”). This proxy will terminate on the Proxy Expiration Date (as defined in the Stockholder Agreement).

The attorneys and proxies named above will be empowered, and may exercise this proxy, to vote the Shares at any time until the earlier to occur of the termination of the Reorganization Agreement or the effective time of the merger contemplated thereby (the “Merger”) at any meeting of the stockholders of the Company, however called, or in connection with any written action by consent of stockholders of the Company:

(a) in favor of the Merger, the execution and delivery by the Company of the Reorganization Agreement and the adoption and approval of the Reorganization Agreement and the terms thereof, in favor of each of the other actions contemplated by the Reorganization Agreement and in favor of any action in furtherance of any of the foregoing;

(b) against any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Reorganization Agreement; and

(c) against the following actions (other than the Merger and the other transactions contemplated by the Reorganization Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any subsidiary of the Company; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Company or any subsidiary of the Company; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any subsidiary of the Company; (iv) any change in a majority of the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; and (vii) any other action which is intended, or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Reorganization Agreement or the Stockholder Agreement.

The Stockholder may vote the Shares on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.

This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Shares).

A-1

Any term or provision of this proxy that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Stockholder agrees that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this proxy shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

Dated: February             , 2004

STOCKHOLDER

Signature

Printed Name

Number of shares of common stock of the Company owned of record as of the date of this proxy:

Signature Page to Irrevocable Proxy

EXHIBIT B

CERTAIN CONTRACTS

B-1

Additional Information and Where to Find It

This document is being filed pursuant to Rule 425 under the Securities Act of 1933. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Monolithic System Technology, Inc. (MoSys). MoSys stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer, if any, is commenced, Synopsys will file exchange offer materials with the U.S. Securities and Exchange Commission and MoSys will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MoSys at no expense to them. The exchange offer materials (including a Preliminary Prospectus/Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will be made available for free at the Commission’s Web Site at www.sec.gov. Free copies of the Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Synopsys for free at Synopsys’ website at http://www.synopsys.com/corporate/invest/invest.html or by mail to Synopsys, 700 Middlefield Road, Mountain View, CA 94043, attention: Investor Relations.

In addition to the Preliminary Prospectus/Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Synopsys and MoSys file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Synopsys or MoSys at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Synopsys’ and MoSys’ filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger.

Synopsys will be, and certain other persons may be, soliciting MoSys stockholders to tender their shares into the offer. The directors and executive officers of Synopsys and the directors and executive officers of MoSys may be deemed to be participants in Synopsys’ solicitation of MoSys’ stockholders to tender their shares into the offer.